Exhibit 2.1

SHARE AND ASSET PURCHASE AGREEMENT
between
EMD MILLIPORE CORPORATION
and
IRIS BIOTECH CORP
MADE AND ENTERED INTO AS OF OCTOBER 18, 2018

EXHIBITS

Exhibit A	Form of Assignment Separate from Certificate
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Transitional Services Agreement
Exhibit E	Form of License Agreement
Exhibit F	Form of Manufacturing and Supply Agreement

SCHEDULES

Schedule 1	Carve Out Activities
Schedule 2	R&W Policy
Schedule 2.1(b)(i)	Personal Property
Schedule 2.1(b)(ii)	Assumed Personal Property Leases
Schedule 2.1(b)(v)	Permits for Operation of Business at Seattle Real Property
Schedule 2.1(c)(i)	Assets and Rights of Seller Affiliates Not Located at Seattle Real Property
Schedule 2.1(c)(ii)	Affiliated Inventory Not Located at Seattle Real Property
Schedule 2.1(c)(iii)	Overview of Prepaid Expenses
Schedule 2.1(c)(iv)	Intellectual Property of Seller
Schedule 2.1(c)(vi)	List of Assumed Contracts

Schedule 2.2(b)	Overview of Prepaid Receivables of the Business
Schedule 2.2(e)	List of Excluded Equipment
Schedule 2.2(k)	Other Excluded Assets
Schedule 2.2(f)	Other Assumed Liabilities
Schedule 3	List of Employees with Retention Letters
Schedule 3.2	Allocation of Purchase Price
Schedule 5.4	Seller Consents and Approvals
Schedule 5.6	Financial Reports
Schedule 5.7	Absence of Certain Changes or Events
Schedule 5.8	Title and Condition of Assets
Schedule 5.9	Taxes
Schedule 5.11	Environmental and Safety Matters
Schedule 5.12(a)	Material Contracts
Schedule 5.13	Legal Proceedings and Judgments
Schedule 5.14(a)	Registered Intellectual Property Owned by Amnis
Schedule 5.14(b)	List of Material Unregistered Trademark Owned by Amnis or Employed Exclusively in the Business
Schedule 5.14(c)	Disclosure Schedule to Open Source Warranty
Schedule 5.17(a)	List of Employee Benefit Plans and Foreign Plans Covering Five or More Employees
Schedule 5.17(c)	Payment Exceptions
Schedule 5.17(e)	Audits and Investigations
Schedule 5.18(a)	Employment Matters: Current Employees
Schedule 5.18(b)	Work Stoppage or Strike
Schedule 5.18(c)	Violations of Law
Schedule 5.18(d)	Collective Labor Agreements
Schedule 5.18(e)	Legal Proceedings
Schedule 5.21	Insurance Claims
Schedule 6.4	Buyer’s Consent and Approvals
Schedule 7.1	Exceptions to Ordinary Course of Business Between Signing and Closing
Schedule 7.7(a)	List of Shared Contracts
Schedule 9.1(a)	List of Required Anti-Trust or Foreign Investment Consents

SHARE AND ASSET PURCHASE AGREEMENT
This Share and Asset Purchase Agreement (this “Agreement”) is made as of October 18, 2018 (the “Agreement Date”), by and between EMD Millipore Corporation, a Massachusetts corporation (“Seller”) and IRIS Biotech Corp., a Delaware corporation (“Buyer” and, together with Seller, a “Party” and, collectively, the “Parties”).
RECITALS
A.    Seller on its own behalf and through its wholly-owned subsidiary, Amnis Corporation, a Washington corporation (“Amnis”), and certain of its other Affiliates is engaged in, among other businesses, the Business;
B.    Seller wishes to sell and transfer to Buyer, and Buyer desires to purchase, shares of common stock of Amnis, representing all of the outstanding capital stock of Amnis (the “Amnis Shares”) upon the terms and subject to the conditions set forth in this Agreement; and
C.    In addition, Seller wishes to sell and transfer and to procure that one or more of its Affiliates will sell and transfer to Buyer, and Buyer wishes to purchase from Seller and, as applicable, from its Affiliates, respectively, certain other Purchased Assets and assume the Assumed Liabilities, upon the terms and subject to the conditions set forth in this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the Parties hereby agree as follows:
1.Definitions

As used in this Agreement, the following capitalized terms shall have the meanings set forth below:
“Affiliate” means, with respect to any Person, any Person that controls, is controlled by or is under common control with, such Person. A Person will be presumed to have control when it possesses the power, directly or indirectly, to direct, or cause the direction of, the management or policies of another Person, whether through ownership of voting securities, by Contract or otherwise.
“Affiliate Assignment, Bill of Sale and Assumption Agreement” means one or more such documents executed between Buyer and one or more Affiliates of Seller to effect the intentions of Recital C above as more particularly set forth in this Agreement.
“Affiliated Inventory” is defined in Section 2.1(c)(ii).
“Agreement” is defined in the introductory paragraph.
“Agreement Date” is defined in the introductory paragraph.
“Amnis” is defined in Recital A.
“Amnis Current Employee” means any employee of Seller who as of the Agreement Date is active for the Business and will, in connection with the Carve-Out Activities, be offered employment with Amnis. For these purposes, Amnis Current Employee includes any employee of the Business who is offered employment with Amnis on or prior to the Closing Date.
“Amnis Shares” is defined in Recital B.
“Assignment and Assumption Agreement” is defined in Section 2.5.
“Assignment of Shares” is defined in Section 2.5.
“Assumed Contracts” is defined in Section 2.1(c)(vi).
“Assumed Liabilities” is defined in Section 2.3. This definition applies regardless of whether the Assumed Liabilities are those of Seller or Seller Affiliate being transferred to Buyer pursuant to this Agreement.

“Assumed Personal Property Leases” is defined in Section 2.1(b)(ii).
“Bill of Sale” is defined in Section 2.5.
“Books and Records” means all written files, documents, papers, books of account, reports, records, plans, ledgers, financial and accounting records, corporate minute books of Amnis, and other similar documents, in each case, whether or not in electronic form.
“Business” means the Seller’s and its relevant Affiliates’ business of manufacturing, marketing, selling and servicing Amnis, CellStream, Guava and Muse branded instruments and reagent products and services.
“Business Day” means any day other than a Saturday, Sunday or a day on which banks in either Frankfurt am Main, Germany or in New York City are authorized or obligated by law to close.
“Buyer” is defined in the introductory paragraph.
“Buyer Carve-Out Management Officer” is defined in Section 7.17(b).
“Buyer Indemnified Parties” is defined in Section 11.2.
“Buyer MS Management Officer” is defined in Section 7.17(d)
“Buyer Removed Assets” is defined in Section 7.16(a).
“Buyer Steering Committee” is defined in Section 7.17(a).
“Buyer TS Management Officer” is defined in Section 7.17(c).
“Carve-Out Activities” means the steps and activities described in Schedule 1.
“Carve-Out Management Officers” means the Buyer Carve-Out Management Officer and the Seller Carve-Out Management Officer.
“Claim” is defined in Section 11.5(a).
“Claim Notice” is defined in Section 11.5(a).
“Clients” is defined in Section 12.12(a).
“Closing” is defined in Section 4.1.
“Closing Date” is defined in Section 4.1.
“Competition Laws” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other Law relating to antitrust, competition, trade regulation, foreign investment or the protection of national security.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 8, 2018, between Luminex Corporation, an Affiliate of Buyer, and Merck KGaA, an Affiliate of Seller.
“Consent” means any approval, authorization, clearance, consent, ratification, permission, exemption or waiver or the expiration, lapse or termination of any waiting period (including any extension thereof) whether by a Governmental Body or third party contract rights for Material Contracts.
“Contract” means any contract, agreement, lease, license, settlement or release in regard to Intellectual Property rights, any grant of immunity or deferred prosecution or enforcement regarding Law, and any other commitment, arrangement, purchase or sale order, or undertaking, whether written or oral.
“Copyrights” means copyrights, design, design registration, and all registrations and applications to register or re-register the same with any Governmental Body, and any “moral” rights.

“Current Employees” means the Amnis Current Employees and the Non-Amnis Current Employees as of the Agreement Date and the Closing Date, which employees, as of the are listed on Schedule 5.18. For clarification, Current Employees only include those individuals actively at work or on approved short-term leave of up to ninety (90) calendar days and does not include retirees, individuals on disability leave, individuals on “garden pay” or individuals on long term-leave exceeding ninety (90) calendar days.
“Data Protection Laws” means all data protection Laws applicable to the Processing of Personal Data, specially including, without limitation, the GDPR and its implementation.
“Direct Claim” is defined in Section 11.5(a).
“Effective Time” is defined in Section 4.1.
“Employee Benefit Plan” means each employee benefit plan, as defined in Section 3(3) of ERISA, and each other deferred compensation, performance, bonus, incentive, vacation pay, holiday pay, paid time off, change in control, equity or equity based, employment, severance, insurance, health, welfare, retirement, excess benefit, fringe benefit or other employee benefit plan, contract, program, policy or other arrangement sponsored, contributed to, or maintained by Seller, Amnis or any ERISA Affiliate, or with respect to which Amnis has any current or future Liabilities for the benefit of any Current Employees, former employees of Amnis or the Business, or any current or former officers or directors of Amnis or the Business, or, in each case, their beneficiaries or dependents.
“Encumbrance” means any security interest, mortgage, lien, pledge, hypothecation, charge, option, right of first refusal, rights of first offer, easement, license, adverse claim or restriction of any kind, including, but not limited to, any restriction on the use, transfer, voting, receipt of income or other exercise of any attributes of ownership.
“Environmental and Safety Laws” means any Law applicable to the Business pertaining to public or worker health, welfare or safety or the environment, including, but not limited to, EU Environmental Laws, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601 et seq., as amended by the Superfund Amendments and Reauthorization Act of 1986; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401-7626; the Federal Water Pollution Control Act and Federal Clean Water Act of 1977, as amended, 33 U.S.C. § 1251 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 135 et seq.; the Federal Environmental Pesticide Control Act, the Federal Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Federal Safe Drinking Water Act, 42 U.S.C. § 300(f) et seq.; the Emergency Planning and Community Right-To-Know Act of 1986, 42 U.S.C. § 11001 et seq.; and the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq. The foregoing non-limiting examples are not to imply that for purposes of this definition, there is any modification or limitation intended to the definition of “Law” set forth below.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any trade or business that, together with either Seller or Amnis, is treated as a single employer under Section 414(b), (c) or (m) of the Internal Revenue Code.
“Estimated Additional Losses” is defined in Section 7.4(a).
“EU Environmental Laws” means in the European Union, the various Restriction of Hazardous Substances, also known as “RoHS”, including without limitation Directive 2002/95/EC, Directive 2011/65/EU, Directive 2015/863, the Waste from Electrical and Electronic Equipment “WEEE” Directive 2002/96/EC, and the Registration, Evaluation, Authorization Restriction of Chemicals (EC) No. 1907/2006 of the European Parliament “REACH”, each as in effect on the relevant dates applicable to this Agreement.
“Excluded Assets” is defined in Section 2.2.
“Excluded Liabilities” is defined in Section 2.4.
“FCPA” is defined in Section 5.21.
“Federal and State Health Care Laws” means all: (a) laws and regulations administered by the Food and Drug Administration, including, without limitation, the Food Drug and Cosmetic Act, and any other federal laws and regulations governing the manufacture, distribution, and sale of medical devices, whether or not administered by the FDA; (b) federal fraud and abuse laws and regulations, including the federal patient referral law, 42 U.S.C. § 1395nn, commonly known as “Stark”, the federal anti-kickback law, 42 U.S.C. § 1320a-7b, the federal civil monetary penalty statute, 42 U.S.C. §1320a-7a, federal laws and regulations governing exclusion, including 42 U.S.C. §1320a-7, federal laws and regulations regarding the submission of false claims, false billing, false coding, and similar state laws and regulations; (c) federal and state laws and regulations applicable to reimbursement and reassignment; (d) HIPAA and other federal and state privacy laws and regulations; (e) federal laws and regulations affecting the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act; (f) laws and regulations affecting the Tricare, CHAMPUS, Veterans, and black lung disease programs and any other health care program financed with United States government funds; (g) all federal laws and regulations affecting the medical assistance program established by Titles V, XIX, XX, and XXI of the Social Security Act, and all state statutes and plans and regulations for medical assistance enacted in connection with the federal statutes and regulations; (h) state laws and regulations regarding fee splitting, referrals by physicians and other health care professionals, and kickbacks; (i) any other federal or state law or regulation governing medical devices or health care; and (j) with regard to (a)(i) above any law succeeding thereto and all amendments and supplements to the laws and regulations set forth in (a)(i).
“Financial Reports” is defined in Section 5.6.
“Foreign Plan” means any employee benefit plan, including deferred compensation, performance, bonus, incentive, vacation pay, holiday pay, severance, insurance, retirement, and excess benefit or fringe benefit plan, that is subject to the Laws of any jurisdiction other than the United States of America or any state thereof, and which are sponsored or contributed to by any Seller Affiliate which is not an ERISA Affiliate, for the benefit of Non-Amnis Current Employees.
“Food, Drug and Cosmetic Act” is defined in Section 5.22.
“GDPR” means the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the Processing of Personal Data and on the free movement of such Personal Data, and repealing Directive 95/46/EC (General Data Protection Regulation).
“Governmental Body” means any court or governmental body, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder in any applicable jurisdiction.
“Government Health Care Programs” means the Medicare, Tricare, CHAMPUS, Veterans, and black lung disease programs and any other health care plan or program that provides health benefits, whether directly, through insurance or otherwise, which is funded directly, in whole or in part, by the United States government, other than the federal employee health benefits program; and any program receiving funds under Titles V, XIX (including Medicaid), and XX of the Social Security Act, or from an allotment to a state under such title, or a state child health plan approved under Title XXI of the Social Security Act.
“Hazardous Materials” means any hazardous or toxic substances, materials and wastes, including, but not limited to, those substances included in the definitions of “Hazardous Substances,” “Hazardous Materials,” “Toxic Substances,” “Hazardous Waste,” “Solid Waste,” “Pollutant,” or “Contaminant” in any Environmental and Safety Law and the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq., and in the regulations promulgated pursuant to those laws; those substances listed in the United States Department of Transportation Table (49 C.F.R. § 172.101 and any amendments thereto); such other substances, materials and wastes which are regulated or are classified as hazardous or toxic by any Governmental Body or Laws not otherwise included in the foregoing; and asbestos, polychlorinated biphenyls and oil and petroleum products or by-products.
“Indemnified Party” is defined in Section 11.5(a).
“Indemnifying Party” is defined in Section 11.5(a).
“Intellectual Property” means Patents, Marks, internet domain name registrations, Copyrights, the technology, know-how, show-how, Trade Secrets, Software, manufacturing processes, formulae, recipes, bills of materials, technical specifications, drawings, designs, systems, forms, technical manuals, data, computer programs, product information and development work-in-progress and all documentary evidence of any of the foregoing.
“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder, as in effect from time to time.
“Inventory” is defined in Section 2.1(b)(iv).

“Judgment” means any judgment, order, award, ruling, assessment, writ, injunction or decree of any Governmental Body or arbitrator.
“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge of Bastian Platt, Paul Wheeler, Bob Smith-McCollum, David Perry, and Jon Roudebush, together with such knowledge as might be obtained from a review of the representations and warranties of this Agreement and reasonable inquiry by such persons of their direct reports.
“Law” is defined in Section 5.16.
“Landlord” means the landlord of the Seattle Real Property.
“Legal Proceeding” means any claim, action, suit or proceeding before any Governmental Body or any arbitration, mediation or other form of alternative dispute resolution.
“Liability” or Liabilities” means any and all indebtedness, liabilities, commitments, obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on or off-balance sheet, and whether arising in the past, present or future, and including those arising under any Contract, Legal Proceeding or Judgment.
“License Agreement” is defined in Section 4.3(a).
“Loss” means any loss, damage, Judgment, debt, Liability, obligation, fine, penalty, cost or expense (including, but not limited to, any legal and accounting fees or expenses).
“Manufacturing and Supply Agreement” is defined in Section 4.3(a).
“Marks” means trademarks, trade dress, service marks, logos, trade names, business names, product names, certification marks, and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals to register the same with any Governmental Body.
“Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (a) the business, results of operations, financial condition or assets of all or a substantial part of the Business, or (b) the ability of Seller (and Seller’s Affiliates) to consummate the transactions contemplated hereby; provided, however, that (solely with regard to (a) the indemnity obligations of Seller and (b) conditions to Closing and not with regard to Buyer’s rights of indemnity with regard to any insurance covering the representations and warranties made herein) none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or may be, a Material Adverse Effect: (i) any adverse change, event, development, or effect arising from or relating to (A) general business or economic conditions affecting the marketplace generally, including such conditions which relate to the Business, (B) national or international political or social conditions, including the engagement by the Canada, China (including Hong Kong), Denmark, France, Germany, India, Italy, Japan, the Netherlands, Singapore, South Korea, Switzerland, Taiwan, the United Kingdom or the United States (for purposes of this definition, the “Relevant Jurisdictions”) in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon any of the Relevant Jurisdictions or any of their territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of any of the Relevant Jurisdictions, or the escalation of any of the foregoing, or any act of God or national or international calamity, (C) any changes in financial, banking, or securities markets in general (including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates or currency exchange rates), (D) changes in United States generally accepted accounting principles, (E) changes in laws or other binding directives issued by any Governmental Body, or the interpretation or enforcement thereof, or (F) the announcement or performance of this Agreement; (ii) any matter directly disclosed in any of the Transaction Documents; (iii) any adverse change in or effect on the Business that is cured before the Closing Date, and thus would not have implications subsequent to the Closing Date; (iv) failure by Seller to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the Agreement Date; provided, however, that this clause (iv) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or revenue or earnings predictions has resulted in a Material Adverse Effect (to the extent that such change or effect is not otherwise excluded from this definition of Material Adverse Effect); and (v) any effect or change that is generally applicable to the industries or markets in which Seller or the Business operates; provided, however, that the to the extent that an effect or change listed in (i)(A) through (E) or (v) affects the Business in a disproportionately adverse manner relative to other businesses in the industries and markets in which the Business operates, such changes and events shall be taken into account in determining whether a Material Adverse Effect has occurred.

“Material Contracts” is defined in Section 5.12(a).
“Material Contract Threshold” means, with respect to a Contract, a Contract pursuant to which the Business made payments in excess of Five Hundred Thousand Dollars ($500,000) during the twelve-month period concluding on June 30, 2018 or pursuant to which the Business received revenue in excess of Five Hundred Thousand Dollars ($500,000) during the twelve-month period concluding June 30, 2018, or which the Business reasonably expects either of the foregoing to occur during the calendar year 2018.
“Material Interim Liability Threshold” is defined in Section 7.4(d).
“Minor Interim Liability Threshold” is defined in Section 7.4(b).
“MS Management Officers” means the Buyer MS Management Officer and the Seller MS Management Officer.
“Non-Amnis Current Employee” means any employee of the Business who is not an Amnis Current Employee and who is employed by any Affiliate of Seller, each such employee as of the Agreement Date and the Closing Date being listed on Schedule 5.18.
“Non-Transferring Inventory” is defined in Section 2.1(c)(ii).
“Open Source Technology” means electronic software or other electronic code that requires as a condition of use, modification, and/or distribution of such Open Source Technology that such Open Source Technology or other Open Source Technology incorporated into, derived from, or distributed with such Open Source Technology to (x) make publicly available any source code for its (or any of its licensors’) proprietary software or (y) distribute or make publicly available any of the Business’ proprietary software Intellectual Property (or to permit any such distribution or availability). Examples of Open Source Technology include any materials distributed as free software, open source software, shareware (e.g. Linux), or similar licensing or distribution models, including but not limited to software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU's General Public License (GPL) or Lesser/Library GPL (LGPL), (b) The Artistic License (e.g., PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Berkeley software design (BSD) license including Free BSD or BSD-style license, (f) the Sun Community Source License (SCSL), (g) an Open Source Foundation License (e.g., CDE and Motif UNIX user interfaces), and (h) the Apache Server license.
“Parties” and “Party” are defined in the introductory paragraph.
“Patents” means issued patents and pending patent applications (including provisionals), patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations and extensions thereof issued or filed with any Governmental Body and other patent rights.
“Permits” means permits, licenses, certificates, orders, grants, registrations and other authorizations.
“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business and which are not as the result of a dispute; (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting the lease on the Seattle Real Property and which are matters of public record or disclosed in the Schedules; (d) liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business which are being paid in accordance with their terms; and (e) other imperfections of title or Encumbrances, if any, which do not materially detract from the value of, or impact the use of, such property.
“Person” means an individual, partnership, limited liability company, association, corporation or other entity (as the same may be referred to by other names in the applicable jurisdiction), including any Governmental Body.
“Personal Data” means any data that relates to (i) an identified or identifiable natural person (data subject) or (ii) an identified or identifiable legal entity (where such information is protected similarly as personal data under the applicable Data Protection Laws).
“Personal Property” is defined in Section 2.1(b)(i).
“Pre-Closing Engagements” is defined in Section 12.12(a).

“Pre-Closing Period” is defined in Section 7.1(a).
“Processing or Process” means any operation or set of operations performed on Personal Data or on sets of Personal Data, whether or not by automated means, such as collecting, recording, organizing, structuring, storing, adapting or altering, retrieving, consulting, using, disclosing by transmission, disseminating or otherwise making available, aligning or contributing, restricting, erasing or destroying.
“Post-Closing Straddle Period” has the meaning set forth in Section 8.3.
“Post-Closing Straddle Period Taxes” means Straddle Period Taxes allocable to the Post-Closing Straddle Period as set forth in Section 8.3.
“Pre-Closing Straddle Period” has the meaning set forth in Section 8.3.
“Pre-Closing Straddle Period Taxes” means Straddle Period Taxes allocable to the Pre-Closing Straddle Period as set forth in Section 8.3.
“Pre-Closing Tax Period” means any taxable period (or a portion thereof) ending on or prior to the Closing Date and shall include the Pre-Closing Straddle Period.
“Purchase Price” is defined in Section 3.1.
“Purchased Assets” is defined in Section 2.1.
“R&W Policy” means the insurance coverage provided pursuant to that certain Representations and Warranties Insurance Policy issued by EUCLID TRANSACTIONAL, LLC in favor of Buyer, a copy of which is attached to this Agreement as Schedule 2.
“Registered Intellectual Property” means all (a) Patents, (b) Marks, intent to use applications or other registrations or applications related to Marks, (c) Copyrights and (d) internet domain names.
“Representatives” means with respect to any Person, such Person’s officers, managers, directors, employees, agents, attorneys, accountants, advisors and representatives.
“Retention Amount” is defined in Section 11.4(c).
“Retention Letters” means the letters to the Amnis Current Employees and the Non-Amnis Current Employees identified on Schedule 3.
“Schedule” and “Schedules” means the schedules to this Agreement.
“Seattle Real Property” means the real property leased by Seller from Landlord located on the first floor at 645 Elliot Avenue West, Seattle, Washington 98119.
“Second Request” is defined in Section 7.8(b).
“Seller” is defined in the introductory paragraph.
“Seller Carve-Out Management Officer” is defined in Section 7.17(b).
“Seller Indemnification Threshold” is defined in Section 11.4(a).
“Seller Indemnified Parties” is defined in Section 11.3.
“Seller MS Management Officer” is defined in Section 7.17(d).
“Seller Per Claim Threshold” is defined in Section 11.4(b).
“Seller Removed Assets” is defined in Section 7.16(b).

“Seller Steering Committee” is defined in Section 7.17(a).
“Sellers’ Counsel” is defined in Section 12.12(a).
“Seller TS Management Officer” is defined in Section 7.17(c).
“Shared Contracts” is defined in Section 7.7(a).
“Significant Interim Liability Threshold” is defined in Section 7.4(c).
“Software” means software, including data files, source code, object code, application programing interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation.
“Steering Committees” means the Buyer Steering Committee and the Seller Steering Committee.
“Straddle Period Taxes” has the meaning set forth in Section 8.3.
“Tax” or “Taxes” means all taxes, charges, fees, levies or other assessments, including, without limitation, income, excise, gross receipts, personal property, real property, sales, use, ad valorem, transfer, customs, duties, franchise, profits, license, lease, service, withholding, payroll, employment, stamp, occupation, windfall profits, social security and unemployment or other taxes imposed by any Governmental Body, and any interest or fines, and any and all penalties or additions relating to such taxes, charges, fees, levies or other assessments.
“Taxing Authority” means any Governmental Body having jurisdiction over the assessment, determination, collection, administration or imposition of any Tax.
“Tax Return” means any report, return, or similar statement required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto claim for refund, or amendment thereof.
“Termination Date” is defined in Section 10.1(b).
“Third Party Claim” is defined in Section 11.5(a).
“Third Party Payments” is defined in Section 11.4(e).
“Trade Secrets” means trade secrets under applicable Law, and business, technical and know-how information, datasets, data collections and other confidential and proprietary information and all rights therein pertaining to the Business.
“Transaction Documents” means this Agreement and any and all of the exhibits, Schedules, agreements, certificates and other documents to be delivered in connection with the consummation of the transactions contemplated by this Agreement.
“Transfer” is defined in Section 2.1.
“Transferred Employees” is defined in Section 7.13(a).
“Transitional Services Agreement” is defined in Section 4.3(a).
“TS Management Officers” means the Buyer TS Management Officer and the Seller TS Management Officer.
“Update” is defined in Section 7.4.
2.    Purchase and Sale

2.1    Purchase and Sale by Seller

Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver (collectively, “Transfer”), or cause to be Transferred, to Buyer, free and clear of all Encumbrances other than Permitted Encumbrances, and Buyer shall purchase and acquire, all of Seller’s or any applicable Seller Affiliate’s right, title and interest in and to the following assets and rights (collectively, the “Purchased Assets”):

(a)Amnis Shares. The Amnis Shares.
(b)Assets located at the Seattle Real Property. In addition to the Amnis Shares, the following assets (not owned, leased or licensed by Amnis) owned, leased or licensed by Seller and located at the Seattle Real Property, except to the extent they constitute Excluded Assets:

(i)Personal Property. The equipment, machinery, furniture, computer hardware, motor vehicles set forth in Schedule 2.1(b)(i), tooling, shop and production supplies, spare parts and other tangible personal property owned by Seller and located at the Seattle Real Property (the “Personal Property”).

(ii)Personal Property Leases. Seller’s right, title and interest in, to and under the leases and rental agreements in respect of equipment or other tangible personal property described on Schedule 2.1(b)(ii) (the “Assumed Personal Property Leases”).

(iii)Seattle Real Property. All of Seller’s right, title and interest in, to and under the lease for the Seattle Real Property.

(iv)Inventory. All inventory located at the Seattle Real Property, including raw materials, work-in-process, packaging, finished goods (the “Inventory”).

(v)Permits. The Permits relating exclusively to Seller’s operation of the Business at the Seattle Real Property as of the Effective Time, to the extent actually assignable or transferable to Buyer, described on Schedule 2.1(b)(v).

(c)Purchased Assets not located at the Seattle Real Property.
(i)the assets and rights of Seller Affiliates employed exclusively in the Business and described on Schedule 2.1(c)(i);

(ii)the inventory of Seller Affiliates for use exclusively in the Business and described on Schedule 2.1(c)(ii) (the “Affiliated Inventory”), which shall exclude any inventory for the Muse and Guava product lines of the Business (the “Non-Transferring Inventory”), such Non-Transferring Inventory being the subject matter of the Transitional Services Agreement and the Manufacturing and Supply Agreement;

(iii)the prepaid expenses set forth on Schedule 2.1(c)(iii) which shall be updated immediately prior to Closing;

(iv)the Intellectual Property of Seller described in Schedule 2.1(c)(iv);

(v)all goodwill associated exclusively with the Business;

(vi)Seller’s and the Seller Affiliates’ right, title and interest in, to and under the Contracts exclusively relating to the Business, including those Contracts listed in Schedule 2.1(c)(vi) (including any Contracts to which Amnis is a party, the “Assumed Contracts”); and

(vii)All customer lists, supplier lists, vendor data, marketing material, sales and customer files, current product material, warranty information, records of operations of the Business and the source and disposition of materials used and produced at any of the locations used by the Business on the Closing Date, in all cases relating exclusively to the operation of the Business as of the Effective Time.

Each of the foregoing in this Section 2.1 being transferred or assigned to Buyer pursuant to this Agreement by Seller Affiliates shall be considered “Purchase Assets” or “Assumed Liabilities” for purposes of this Agreement.
2.2    Excluded Assets

For avoidance of doubt, Seller and Buyer expressly understand and agree that neither Seller nor any Seller Affiliate is Transferring to Buyer pursuant to this Agreement any of the following assets or rights, whether or not relating to the operation of the Business (collectively, the “Excluded Assets”).
(a)Taxes. Any rights to refunds or overpayments of Taxes paid with respect to the Business for the periods (or portions thereof) ending on or prior to the Closing Date.

(b)Cash and Equivalents. Any cash, bank deposits or similar cash and cash equivalent items of Seller or any of Seller’s Affiliates (but excluding for these purposes Amnis) existing as of the Effective Time; other than prepaid amounts under Contracts for the payment period in which the Effective Time occurs (for example, without limitation, lease payments on the Seattle Real Property) which are described on Schedule 2.2(b).

(c)Accounts Receivable. Any right, title and interest in, to and under the accounts receivable and notes receivable of the Business (other than the accounts receivable and notes receivable of Amnis).

(d)Excluded Contracts. Any right, title and interest in, to and under any Contracts other than the Assumed Contracts.

(e)Excluded Equipment. Any of Seller’s or Amnis’ right, title and interest in and to the equipment, machinery, tooling, shop and production supplies, spare parts located at the Seattle Real Property described on Schedule 2.2(e).

(f)Employee Benefit Plans. Any assets of or related to the Employee Benefit Plans and the Foreign Plans.

(g)Agreement and other Transaction Documents. Any rights that accrue or will accrue to Seller pursuant to this Agreement or any of the other Transaction Documents.

(h)Insurance. Any insurance policies relating to the Business, or any rights to applicable claims and proceeds thereunder (and Buyer acknowledges that, as of the Closing, the Business and the Transferred Employees shall cease to be insured by any insurance policies of Seller or any of its Affiliates).

(i)Real Property. Any real property interests other than the Seller’s right, title and interest in, to and under the lease for Seattle Real Property.

(j)Certain Inventory. Any inventory for the Muse and Guava product lines of the Business.

(k)Other Business Assets. Any assets, properties and rights that relate to, or are used or held for use by Seller or any of its Affiliates in connection with the operation of, or in combination with, any business other than the Business.

(l)Other Excluded Assets. All other assets and rights of Seller described on Schedule 2.2(k).

2.3    Assumption of Liabilities

Subject to the terms and conditions of this Agreement, Buyer shall, effective at the time of Closing, assume all Contracts, and Liabilities arising from the Business (collectively, the “Assumed Liabilities”) of any kind, character or description, whether known or unknown, contingent or otherwise, except for the Excluded Liabilities, and including, without limitation, the following:
(a)Amnis Liabilities. All Liabilities of any kind, character or description, whether known or unknown, contingent or otherwise of Amnis (other than any Taxes of Amnis, and other than as (i) excepted, limited or excluded in clauses (c) and (d) below, (ii) included in the definition of Excluded Liabilities, or (iii) as may be otherwise excepted, limited or excluded by the express language of this Agreement).

(b)Assumed Contracts. All Liabilities of Seller or any of its Affiliates arising under the Assumed Contracts, whether prior to, at or following the Closing, from and after the Closing Date.

(c)Employee Benefits. Except as specifically provided in Section 7.13, all Liabilities relating to employee benefits, compensation or other arrangements with respect to any Transferred Employee accruing and arising on or after the Closing.

(d)Severance Costs. To the extent provided in Section 7.13(f), all Liabilities relating to severance or other termination payments to Non‑Amnis Current Employees who do not agree to commence employment with Buyer or any of Buyer’s Affiliates as of the Closing.

(e)Conduct of Business. All Liabilities relating to or arising out of the conduct of the Business from and after the Closing Date.

(f)Other Assumed Liabilities. All other Liabilities of Seller described on Schedule 2.3(f).

2.4    Excluded Liabilities

Buyer shall not assume any Liabilities other than the Assumed Liabilities, nor shall it assume any of the following Liabilities, which shall remain Liabilities of Seller (all Liabilities not assumed by Buyer herein are called the “Excluded Liabilities”):
(a)Excluded Assets. All Liabilities of Seller relating to or arising out of any Excluded Assets.

(b)Taxes. All Taxes arising from ownership or operation of the Business or the Purchased Assets (including, without limitation any Taxes owed by Amnis) with respect to any Pre-Closing Tax Period, including, for clarity, any Pre-Closing Straddle Period Taxes.

(c)Accounts Payable. All trade accounts payable by Seller to third parties in connection with the Business that remain unpaid as of the Closing Date (other than the trade accounts payable of Amnis).

(d)Transaction Fees. All Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and other Representatives and all amounts payable under the Retention Letters; provided, however, that any costs, fees or expenses related to the R&W Policy will be paid exclusively by Buyer.

(e)Legacy Benefit Liabilities. All Liabilities with respect to the Business arising under (i) the Employee Benefit Plans operated or maintained by Seller or its Affiliates with respect to the Business; and (ii) the Foreign Plans operated or maintained by Seller or its Affiliates with respect to the Business.

2.5    Instruments of Sale and Transfer

(a)On the Closing Date, Seller shall deliver to Buyer (and as applicable Seller shall cause Seller Affiliates to deliver to Buyer) and Buyer shall deliver to Seller (and as applicable to Seller Affiliates), as the case may be, such instruments of sale and assignment as shall be effective to vest in Buyer on the Closing Date all of Seller’s right, title and interest in and to the Purchased Assets and to evidence the assumption of the Assumed Liabilities by Buyer, including an Assignment Separate from Certificate substantially in the form of Exhibit A (the “Assignment of Shares”), a Bill of Sale substantially in the form of Exhibit B-1 (in the case of Seller) and Exhibit B-2 (in the case of Seller Affiliates) (the “Bill of Sale”), an Assignment and Assumption Agreements substantially in the form of Exhibit C-1 (in the case of Seller) and Exhibit C-2 (in the case of Seller Affiliates) (the “Assignment and Assumption Agreement”).

2.6    Further Assurances

From time to time following the Closing, Buyer and Seller shall execute and deliver, or cause to be executed and delivered by Seller Affiliate in the case of the Seller) to the other such additional instruments of conveyance and transfer and evidences of assumption as such Party may reasonably request or as may be otherwise necessary or desirable to carry out the purposes of this Agreement.
3.    Purchase Price

3.1    Purchase Price; Reconciliation

(a)Based on the assumptions set forth in Section 3.1(b) below, and subject to the remaining terms of this Agreement, the aggregate purchase price for the Purchased Assets plus the Non-Transferring Inventory shall be Seventy-Five Million Dollars ($75,000,000.00), of which an amount of Sixty-Nine Million Eight Hundred Ninety-Three Thousand Eight Hundred Fourteen Dollars ($69,893,814) shall be the purchase price for the Purchased Assets payable under this Agreement (the “Purchase Price”). In addition to paying the Purchase Price, Buyer shall assume and be responsible for satisfying the Assumed Liabilities.

(b)The Purchase Price is based on the following amounts being present at Closing at the Effective Time:
(i)An immediately available cash balance of Four Million Dollars ($4,000,000) being on deposit with JP Morgan Chase, New York; account number 406310123, in the name of Amnis Corporation, and that such cash balance is free of Encumbrances.

(ii)The total Dollar amount of all Inventory and Affiliated Inventory is Six Million Nine Hundred Sixty-Six Thousand Nine Hundred Forty-Six Dollars ($6,966,946).

(iii)The total amount of the obligations of the Business under the category of “Service Contracts-Prepayments” from the customers of the Business (as such amount is historically calculated and reported in the ordinary course of the Business, is Four Million Three Hundred Eighty-Two Thousand Seven Dollars ($4,382,007).

(iv)The amount of Purchased Assets set forth in Schedule 2.1(c)(iii) is zero ($0).

(v)The amount of the accounts receivable and notes receivable of Amnis which are excluded from the Excluded Assets pursuant to Section 2.2(c) and thus included in the Purchased Assets is zero ($0).

(vi)The amount of the trade accounts payable of Amnis which are excluded from the Excluded Liabilities pursuant to Section 2.4(c) and thus included in the Assumed Liabilities is zero ($0).

(c)Within forty-five (45) days following the Closing, the Parties shall determine any differences in the amounts in clauses (b)(i) through (b)(vi) above between the Agreement Date, as such amounts are set forth above and the Effective Time and reconcile the Purchase Price. Any increase from the amounts stipulated in clauses (b)(i), (b)(ii) and (b)(v), and any decrease from the amounts stipulated in clauses (b)(iii), (b)(iv) and (b)(vi), shall serve to increase the Purchase Price. Correspondingly, any decrease from the amounts stipulated in clauses (b)(i), (b)(ii) and (b)(v) and any increase from the amounts stipulated in clauses (b)(iii), (b)(iv) and (b)(vi) shall serve to decrease the Purchase Price. The calculations made under this Section 3.1(c) shall utilize the same accounting principles and methodologies that were used in calculating the amounts set forth in clauses (b)(i) through (b)(vi) above.

(i)The aggregate amount of any increase to the Purchase Price shall be netted against the aggregate amount of any decrease in the Purchase Price. If this calculation shows an overall increase in the Purchase Price, then Buyer shall tender such sum to Seller in immediately available funds (in the same manner as the Closing Date payment is made) within two (2) Business Days. Alternatively, if this calculation shows an overall decrease in the Purchase Price, then Seller shall tender such sum to Buyer in immediately available funds (pursuant to wire transfer instructions to be provided from Buyer to Seller) within two (2) Business Days following Buyer providing its wire transfer instructions to Seller.

(ii)In the event that at the expiration of the forty-five (45) day period set forth above, the Parties are unable to agree on the reconciliation to the Purchase Price, then Seller shall engage its audit firm, PricewaterhouseCoopers, and Buyer shall engage its audit firm, Ernst & Young, to each send a single representative to meet with the other, review the data provided by Seller and Buyer, (and such additional data as either party’s representative may reasonably request) and jointly agree during the next thirty (30) days on the amount of the reconciliation to the Purchase Price in accordance with this Section 3.1 in particular and this Agreement in general. If, at the conclusion of this thirty (30) day period, the two representatives are unable to agree, then the average of the two determinations shall be deemed the adjustment to the Purchase Price, and final and binding on the Parties. The Parties intentionally wish to avoid any protracted and cumbersome process to make this determination, and have selected this methodology in an effort to have a prompt and efficient process. Absent fraud or demonstrable mathematical error, this methodology shall be the sole and exclusive means to determine any reconciliation to the Purchase Price for purposes of this Section 3, and the provisions of Section 12.11 shall not apply. Each Party shall be solely responsible for the fees and expenses of its respective representative.

(iii)For purposes of this Section 3.1, to the extent that any of the above, based on data received from Seller or Seller’s Affiliates, was denominated in Euro, the foreign exchange rate of Euros to Dollars as published in the Market Data Center page of The Wall Street Journal, as the “Exchange Rates: New York Closing Snapshot” as of the close of business on October 16, 2018 shall be used. In the event that between October 16, 2018 and the Closing Date, the foreign exchange rate from Euros to Dollars shall change, then the Parties shall bear the economic effect of such change equally on a 50:50 basis.

3.2    Allocation of Purchase Price

Buyer and Seller agree (and Seller shall cause Seller Affiliates to agree, as applicable) to allocate the Purchase Price (along with all other items of consideration and any other adjustments included in the determination of the purchase price of the Purchased Assets for income Tax purposes) in accordance with Schedule 3.2, which allocation shall be binding on the Seller and the Buyer, and Seller shall cause to be binding upon Seller’s Affiliates. The Parties shall report, prepare and file all Tax Returns (including, but not limited to IRS Form 8594) in all respects and for all purposes consistent with the allocation finally determined or agreed to pursuant to this Section 3.2, and each of the Parties shall prepare their respective Forms 8594 on a basis consistent therewith. No Party shall take any position (whether in audits, Tax Returns or otherwise) which is inconsistent with such allocation unless required to do so by applicable Law.
4.    Closing

4.1    Closing Date

Unless otherwise agreed upon by Seller and Buyer in writing, the Closing of the transactions contemplated by this Agreement (the “Closing”) shall take place, via electronic communication, at the offices of Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts 02110, on December 31, 2018 subject to all of the conditions to Closing set forth in Section 9 have been satisfied or waived. The date on which the Closing is actually held is referred to herein as the “Closing Date”. For accounting purposes, the Closing will be deemed to be effective as of 11:59 p.m. local time on the last day of the month that includes the Closing Date (the “Effective Time”).
4.2    Closing Payments

On the Closing Date, and subject to the other terms and conditions of this Agreement, Buyer shall pay (a) the Purchase Price in cash, by wire transfer, or delivery of other immediately available funds, directly to Seller’s designated bank account, and (b) all Taxes allocated to Buyer under Section 8.3 to the extent known and agreed to on the Closing Date. It shall be Seller’s sole responsibility to forward the necessary sums to Seller Affiliates as to any Purchased Assets which Buyer acquires from such Seller Affiliate, and payment to Seller by Buyer shall be deemed equivalent to payment by Buyer directly to Seller Affiliate.
4.3    Seller’s Closing Deliveries

At the Closing, Seller shall deliver to Buyer each of the following documents, instruments and otherwise satisfy the conditions that are set forth in this Section 4.3.
(a)Seller shall deliver (i) an executed Assignment of Shares; (ii) a certificate representing the Amnis Shares; (iii) an executed counterpart of the Bill of Sale (B-1 and -2); (iv) an executed counterpart of each Assignment and Assumption Agreement (C-1 and C-2); (v) an executed counterpart of the Transitional Services Agreement in the form of Exhibit D (the “Transitional Services Agreement”); (vi) an executed counterpart of the License Agreement in the form of Exhibit E (the “License Agreement”); (vii) an executed counterpart of the Manufacturing and Supply Agreements in the form of Exhibit F (the “Manufacturing and Supply Agreement”); and (viii) such other bills of sale or assignments as may be reasonably required to Transfer the Purchased Assets that are owned or leased by an Affiliate of Seller.

(b)A copy of the notice to the landlord of the Seattle Real Property that the lease for the Seattle Real Property has been transferred from Seller to Amnis in accordance with the terms of the lease for the Seattle Real Property. Such notice shall be dated and delivered to the landlord not later than ten (10) Business Days following the Agreement Date.

(c)A certificate, dated as of the Closing Date and signed by a duly authorized officer of Seller, stating on behalf of Seller that each of the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied.

(d)A duly executed secretary’s certificate of Seller certifying (i) copies of Seller’s organizational and governing documents; (ii) copies of the resolutions duly adopted by Seller’s board of directors, authorizing the execution, delivery and performance of this Agreement, the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby,(iii) the names and signatures of the officers of Seller authorized to sign this Agreement, the other Transaction Documents and the other documents to be delivered hereunder and thereunder, (iv) copies of resolutions duly adopted by each Seller Affiliate authorizing the execution, delivery and performance of each Bill of Sale and other Transaction Documents to be delivered to Buyer, which shall include the names and signatures of the officers of such Seller Affiliate authorized to sign such Bill of Sale and Transaction Documents.

(e)An executed non-foreign affidavit pursuant to Section 1445 of the Internal Revenue Code.

(f)The resignations of the Board of Directors and officers of Amnis.

(g)Documents as required by JP Morgan Chase, New York to change the signature authority for the Amnis account number 406310123 to those persons designated by Buyer, together with any login credentials previously used by personnel of Seller, or Seller’s Affiliates to access said account electronically.

(h)Such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

4.4    Buyer’s Closing Deliveries

At the Closing, Buyer shall deliver to Seller each of the following documents, instruments and otherwise satisfy the conditions that are set forth in this Section 4.4.
(a)The Purchase Price.

(b)Buyer shall deliver (i) an executed counterpart of each Assignment and Assumption Agreement; (ii) an executed counterpart of the Transitional Services Agreement; (iii) an executed counterpart of the License Agreement; and (iv) an executed counterpart of the Manufacturing and Supply Agreements.

(c)A certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, stating on behalf of Buyer that each of the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied.

(d)A duly executed secretary’s certificate of Buyer certifying (i) copies of Buyer’s organizational and governing documents; (ii) copies of the resolutions duly adopted by Buyer’s board of directors, authorizing the execution, delivery and performance of this Agreement, the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby and (iii) the names and signatures of the officers of Buyer authorized to sign this Agreement, the other Transaction Documents and the other documents to be delivered hereunder and thereunder.

(e)A copy of the R&W Policy.

(f)Such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Seller, as may be required to give effect to this Agreement.

5.    Representations and Warranties of Seller

Except as set forth in the disclosure schedules attached hereto (collectively, the “Schedules” and each individually a “Schedule”), Seller represents and warrants to Buyer as follows in this Section 5:
5.1    Organization and Qualification of Seller and Amnis

(a)Seller is a corporation duly organized and validly existing in the State of Massachusetts. Seller has all requisite corporate power and authority to own, operate and lease the Purchased Assets, the Seattle Real Property and to carry on the Business as now being conducted. Seller is duly qualified to do business, and is in good standing in the states required due to the operation of the Business, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

(b)Amnis is a corporation duly organized and validly existing in the State of Washington. Amnis has all requisite corporate power and authority to own, operate and lease its assets, its properties and to carry on its business as now being conducted. Amnis is duly qualified to do business, and is in good standing in the states required due to the operation of its business, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

5.2    Corporate Authority

Seller has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and perform its obligations hereunder and thereunder. Each Seller Affiliate has all necessary power and authority to execute and deliver the Transaction Documents necessary to transfer to Buyer their respective Purchased Assets as provided for in this Agreement, and to perform its respective obligations thereunder. The execution and delivery by Seller of this Agreement and by Seller and each applicable other Seller Affiliate of the other Transaction Documents to which the Seller or the applicable Seller Affiliate is a party, the performance by Seller of its obligations hereunder and by Seller and each Seller Affiliate thereunder, as applicable, and the consummation by Seller of the transactions contemplated hereby and by Seller and as applicable each Seller Affiliate thereby have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Transaction Document to which Seller (and, as applicable the Seller Affiliate) is or will be a party has been duly executed and delivered by Seller or the applicable Seller Affiliate (assuming due authorization, execution and delivery by Buyer), such

Transaction Document will constitute a legal and binding obligation of Seller and the applicable Seller Affiliate enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
5.3    No Conflict

The execution, delivery and performance of this Agreement and the other Transaction Documents by Seller (and the applicable Seller Affiliate) and the consummation of the transactions contemplated hereby or thereby will not (a) violate, conflict with, or result in any breach of, any provision of Seller’s or Amnis’ or the applicable Seller Affiliate’s articles of incorporation or by-laws or comparable documentation; or (b) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under (i) any Assumed Contract or Judgment by which Seller or any Seller Affiliate is bound and which relates to the Purchased Assets or (ii) any Material Contract or Judgment by which Amnis is bound or which relates to any of Amnis’ assets; or (c) result in the creation of any Encumbrance on (i) any of the Purchased Assets or (ii) any the assets of Amnis; or (d) violate any applicable law, statute, rule, ordinance or regulation of any Governmental Body; or (e) violate or result in the suspension, revocation, modification, invalidity or limitation of any Permits set forth on Schedule 2.1(b)(v); in each case, except as would not have a Material Adverse Effect.
5.4    Consents and Approvals

Except as set forth on Schedule 5.4, (a) no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required for the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it (or any Seller Affiliate) is a party and for the consummation by Seller of the transactions contemplated hereby and (also as to Seller Affiliates) thereby (except for compliance with and Consents that may be required pursuant to any Competition Laws or any laws with respect to foreign investment); and (b) no consent, approval or authorization of any third party that has not previously been obtained is required for the execution, delivery and performance by Seller of this Agreement and (also as to Seller Affiliates) the other Transaction Documents to which it is a party and the consummation by Seller of the transactions contemplated hereby and (also as to Seller Affiliates) thereby.
5.5    Capitalization of Amnis

The authorized capital stock of Amnis consists of 175,000,000 shares, of which 100,000,000 shares are common stock, no par value per share, of which one hundred (100) shares are issued and outstanding as of the Agreement Date and 75,000,000 shares are preferred stock, no par value per share, of which no (-0-) shares are issued and outstanding as of the Agreement Date. All of the issued and outstanding shares have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record and beneficially by Seller. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts that could require Amnis to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Amnis. Amnis does not own any equity securities of any other Person.
5.6    Financial Reports

Seller has delivered to Buyer, with respect to the Business: (i) an unaudited, internally prepared, summary income statement for the fiscal year ended December 31, 2017; and (ii) an unaudited, internally prepared summary income statement for the six-month period ended June 30, 2018 (the “Financial Reports”). The Financials Report (a) were prepared from the Books and Records kept by Seller and Amnis, which are true and accurate in all material respects; and (b) to the Knowledge of Seller fairly present in all material respects the income of the Business as of the date thereof and do not fail to disclose any liability of the Business in excess of Two Hundred Fifty Thousand Dollars ($250,000) that would be part of the Assumed Liabilities other than (A) obligations arising under any Contracts of the Business (other than obligations arising from a breach thereof by Seller or its Affiliates), (B) normal adjustments and accruals, (C) Liabilities that have been incurred in the ordinary course of business (none of which arise from any breach of a Contract by Seller or any Seller Affiliate against the Business), and (D) Liabilities that would not be required to be disclosed in financial statements prepared according to the same accounting principles as were used in preparation of the Financial Reports. Except as disclosed on Schedule 5.6, and except for assets which have been disposed of in the ordinary course of business since June 30, 2018, the assets held by Amnis (and which will be held by Amnis as of the Effective Time) and the other Purchased Assets are the assets of Amnis, Seller and Seller Affiliates which generated the revenue set forth in the Financial Reports.
5.7    Absence of Certain Changes or Events

Except as set forth on Schedule 5.7, since June 30, 2018 until the Agreement Date, (a) Seller and Amnis have conducted the Business in the ordinary course consistent with past practice, other than with respect to the Carve-Out Activities, including, without limitations no extraordinary increase in the inventory of the Muse and Guava product line; and (b) there has not been any Material Adverse Effect.
5.8    Title and Condition of Assets

(a)Except as described in Schedule 5.8, (i) Seller or a Seller Affiliate has good and valid title to, or a valid leasehold interest in, each of the Purchased Assets, in each case, free and clear of all Encumbrances other than Permitted Encumbrances and, except for assets, properties and rights sold or otherwise disposed of in the ordinary course of business since December 31, 2017, and (ii) Amnis has good and valid title to or a valid leasehold interest in all of its assets, in each case, free and clear of all Encumbrances other than Permitted Encumbrances and, except for assets, properties and rights sold or otherwise disposed of in the ordinary course of business since December 31, 2017.

(b)The Personal Property owned or leased by Seller or a Seller Affiliate and used in the Business and sold to Buyer pursuant to this Agreement is in all material respects in satisfactory operating condition for the uses to which it is currently being put, subject to ordinary wear and tear and maintenance requirements.

(c)The Personal Property owned or leased by Amnis is in all material respects in satisfactory operating condition for the uses to which it is currently being put, subject to ordinary wear and tear and maintenance requirements.

5.9    Taxes

All income and other material Tax Returns related to Amnis, the Business and the Purchased Assets have been timely filed (including all applicable extensions). All such income Tax Returns were correct and complete in all material respects. All material Taxes related to Amnis, including without limitation those which are called for by such Tax Returns or under any tax allocation agreement, or claimed to be due by any Governmental Body from Seller or Amnis, have been properly accrued or paid or, as set forth on Schedule 5.9, are being contested in good faith. None of the Purchased Assets is subject to any Encumbrance or other security interest arising in connection with any failure or alleged failure to pay any Tax, other than Permitted Encumbrances. The representations and warranties contained in this Section 5.9 constitute the sole and exclusive representations and warranties of Seller relating to Taxes.
5.10    Real Property

(a)Seller or Amnis, as the case may be, has a valid and enforceable leasehold right to occupy the Seattle Real Property for the purpose of conducting the relevant part of the Business conducted at the Seattle Real Property as of the Agreement Date. Neither Seller nor Amnis is in breach of, or default under, the lease related to the Seattle Real Property, except for such breaches or defaults that would not have a Material Adverse Effect. Other than the Seattle Real Property, Amnis does not own or lease any real property.

(b)To the Knowledge of Seller, there are no existing subleases or tenancies of any portion of the Seattle Real Property.

(c)The Seattle Real Property is supplied with utilities by third party utility providers suitable for the operation of the relevant part of the Business conducted at the Seattle Real Property as of the Agreement Date.

(d)To the Seller’s Knowledge, the zoning or other land use regulations applicable to the Seattle Real Property classify the current use by Seller and/or Amnis as a permitted use, without the need to take advantage of any “grandfather provision.”

5.11    Environmental and Safety Matters

Except as set forth on Schedule 5.11:
(a)Seller’s and its Affiliates’ (including Amnis’) operation of the Purchased Assets and the Business is, and during the applicable statutory or regulatory limitations periods have been, in compliance in all material respects with applicable Environmental and Safety Laws.

(b)As to the Seattle Real Property, neither Seller nor Amnis has received any written notice from any Governmental Body within the past three (3) years regarding any actual or alleged material violation of any Environmental and Safety Laws or any Permits issued under such laws relating to (i) Seller’s conduct of the Business or ownership or operation of the Purchased Assets or (ii) Amnis’ conduct of its business and ownership and operation of its assets. To Seller’s Knowledge, no such written notice of violation is pending or threatened.

(c)To the Knowledge of Seller and as to the Seattle Real Property, there have been no releases of Hazardous Materials from Seller’s conduct of the Business or from Amnis’ conduct of its businesses (except as specifically authorized, such as by Permits issued by a Governmental Body, and in compliance with all Environmental and Safety Laws) in an amount or manner that requires any reporting, pursuant to any applicable Environmental and Safety Laws.

(d)As of the Agreement Date, there is no Legal Proceeding pursuant to Environmental and Safety Laws pending or, to Seller’s Knowledge, threatened in writing against Seller with respect to its operation of the Business or Amnis.

(e)This Section 5.11 constitutes the sole and exclusive representations and warranties of Seller or Amnis with respect to any environmental, health or safety matters, including any arising under any Environmental and Safety Laws.

5.12    Material Contracts

(a)Schedule 5.12(a) lists each of the following Contracts to which Seller or a Seller Affiliate (including Amnis) is a party or by which it is bound in connection with the Business or the Purchased Assets (collectively, the “Material Contracts”):

(i)all Contracts involving aggregate consideration in excess of Five Hundred Thousand Dollars ($500,000) and requiring performance by any party subsequent to the Agreement Date, which, in each case, cannot be cancelled without penalty or without more than one hundred eighty (180) days’ notice;

(ii)all Contracts that relate to the sale of the Purchased Assets, other than in the ordinary course of business, for consideration in excess of Five Hundred Thousand Dollars ($500,000);

(iii)all Contracts that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise), in each case involving amounts in excess of Five Hundred Thousand Dollars ($500,000);

(iv)any Assumed Contracts that exceed the Material Contract Threshold that obligate Amnis or the Business, in the hands of Buyer, to purchase its total requirements for any product or service from any other Person or has any “take or pay” or similar provision;

(v)any Assumed Contracts that exceed the Material Contract Threshold that require Amnis or the Business, in the hands of Buyer, to provide goods or services to a third party on a “most favored nation” basis in terms of pricing or terms;

(vi)any Assumed Contracts that exceed the Material Contract Threshold and have the effect of limiting Amnis or the Business, in the hands of Buyer, from competing in any business, geographic location, during any period of time, from soliciting any particular customer for their business or from hiring or contracting with any Person;

(vii)any Assumed Contracts obligating Amnis or the Business, in the hands of Buyer, to make capital expenditures in excess of Five Hundred Thousand Dollars ($500,000);

(viii)any Assumed Contracts that exceed the Material Contract Threshold imposing an indemnity or defense obligation on Amnis or the Business, in the hands of Buyer;

(ix)any Assumed Contracts which Amnis or any Seller Affiliate has with any officer or directors of Amnis;

(x)any Assumed Contract for the provision of good or services from any Seller Affiliate to Amnis or from Amnis to any Seller Affiliate;

(xi)except for agreements relating to trade receivables, all Assumed Contracts relating to indebtedness of the Business (including, without limitation, guarantees), in each case having an outstanding principal amount in excess of Five Hundred Thousand Dollars ($500,000); and

(xii)all collective bargaining agreements or Assumed Contracts with respect to Amnis or the operation of the Business with any labor organization, union or association affecting any Amnis Current Employees or more than five Non-Amnis Current Employees.

(b)Neither Seller nor Amnis is in breach of, or default under, any Material Contract, except for such breaches or defaults that would not have a Material Adverse Effect. To Seller’s Knowledge, neither it, nor Amnis nor any Seller Affiliate has received any written notice of pending breach of any Material Contract by the other party or parties thereto. To Seller’s Knowledge, the other parties to the Material Contracts are not in material breach of their obligations to, as applicable, Seller, Amnis or any Seller Affiliate.

5.13    Legal Proceedings and Judgments

Except as specifically set forth on Schedule 5.13, there are no Legal Proceedings pending or, to Seller’s Knowledge, threatened in writing against Seller or any Seller Affiliate with respect to the operation of the Business or Amnis. There are no outstanding or unsatisfied Judgments applicable to Seller’s or any Seller Affiliate’s operation of the Business or Amnis, that involve the transactions contemplated herein or that would alone or in the aggregate have a Material Adverse Effect.
5.14    Intellectual Property

(a)Schedule 5.14(a)(i) contains a true and complete list of all Registered Intellectual Property owned by Amnis and Schedule 2.1(c)(iv) contains a true and complete list of all Registered Intellectual Property owned by Seller that is exclusively related to the Business. Other than the Intellectual Property of Seller described in Schedule 2.1(c)(iv) Seller does not own any Intellectual Property exclusively used in the Business that is Registered Intellectual Property. All necessary registration, maintenance and renewal fees currently due in connection with the Registered Intellectual Property have been paid. With regard to all Registered Intellectual Property set forth in Schedule 5.14(a)(i), all necessary or appropriate assignments have been filed with the applicable Governmental Body to reflect the ownership of record, by Seller or Amnis, as applicable.

(b)Schedule 5.14(b)(i) identifies each material unregistered trademark owned by Amnis or employed exclusively in the operation of the Business in the ordinary course.

(c)Amnis or Seller owns or possesses or has the right to use pursuant to a written license, sublicense, agreement, or permission in and to all Intellectual Property necessary for the operation of the Business as of the Effective Time and as the Business has been operated in the ordinary course during the six-month period prior to the Effective Time. Each item of Intellectual Property owned by Amnis, Seller or an Affiliate of Seller and exclusively used in the operation of the Business as of the Effective Time will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing. No Intellectual Property that is exclusively used in the Business is owned by, licensed to, or licensed from any Affiliate of Seller and constitutes an Excluded Asset.

(d)To the Knowledge of Seller, none of the Intellectual Property is being infringed or otherwise violated by any person or entity.

(e)To the Knowledge of Seller, the use of the Intellectual Property by Amnis or Seller does not infringe or otherwise violate any rights of any person or entity, and there is no pending or, to the Knowledge of Seller, claim threatened in writing alleging any such infringement or violation. There are no oppositions or cancellations pending before any Governmental Body.

(f)Except as disclosed on Schedule 5.14(c), to the Knowledge of Seller, none of the software or electronic code used in the Business incorporates Open Source Technology.

(g)The Intellectual Property licensed under the License Agreement includes all Marks owned by or licensed to Seller or any Seller Affiliate and used in the Business that are not included as Purchased Assets.

5.15    Permits

Seller and each Seller Affiliate who owns any Purchased Asset or that is presently employing any Non-Amnis Current Employee has received all currently required Permits of all agencies, whether federal, state, local or foreign, necessary for the operation of the Business as currently conducted by it, except where any failure to obtain any of the foregoing would not reasonably be expected to result in a Material Adverse Effect or result in material fines or material penalties to Amnis subsequent to the Closing. Amnis has received all currently required Permits of all agencies, whether federal, state, local or foreign, necessary for the operation of the Business as currently conducted by it, except where any failure to obtain any of the foregoing would not reasonably be expected to result in a Material Adverse Effect or result in material fines or material penalties to Amnis subsequent to the Closing. All such Permits are valid and in full force and effect, except where the failure to obtain any such Permit or the failure to be valid and in full force and effect has not had, and would not reasonably be expected to have, a Material Adverse Effect or result in material fines or material penalties to Amnis subsequent to the Closing, and either Seller, Seller Affiliate, or Amnis, as applicable, is, as of the Agreement Date, and during the open statutory period of limitations prior to the Agreement Date has been, in compliance with all such Permits except where the failure to be in compliance therewith has not had, and would not reasonably be expected to have, a Material Adverse Effect or result in material product recalls, material fines or material penalties to Amnis subsequent to the Closing.
5.16    Compliance with Law

(a)Seller and any applicable Seller Affiliate is in compliance with all laws, statutes, rules, ordinances and regulations promulgated by any Governmental Body (“Law”) and all Judgments applicable to the ownership or operation of the Purchased Assets or the conduct of the Business, except where failure to be in compliance would not reasonably be expected to have a Material Adverse Effect. Amnis is in compliance with all Laws and all Judgments, except where failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.

(b)In furtherance but not in limitation of the provisions of clause (a) above, neither Amnis, nor as to the Business, Seller or any Seller Affiliate has had a transaction with a Person with whom Amnis, Seller or any Seller Affiliate is prohibited from engaging in any transaction due to any applicable embargo or sanction of any Governmental Body, or any applicable terrorism or money laundering Laws, including due to such Person being, to the Knowledge of Seller (a) subject to embargos or sanctions of any Governmental Body; (b) in violation of any applicable terrorism or money laundering Laws; or (c) listed on a published Governmental Body list, including the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control in the U.S. or other lists of similar import in any jurisdiction in which any of them do business.

5.17    Employee Benefit Plans

(a)Schedule 5.17 sets forth a correct and complete list, as of the Agreement Date, of each Employee Benefit Plan and of each Foreign Plan that covers five or more Current Employees.

(b)With respect to each material Employee Benefit Plan: (i) if intended to qualify under section 401(a) of the Internal Revenue Code, such Employee Benefit Plan is the subject of a favorable determination letter or opinion letter from the Internal Revenue Service, and there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of such Employee Benefit Plan; (ii) such Employee Benefit Plan has been maintained, operated and administered in material compliance with its terms and all applicable Law (including ERISA and the Internal Revenue Code); and (iii) no non-exempt prohibited transaction within the meaning of section 406 of ERISA or section 4975 of the Internal Revenue Code has occurred; except, in the case of each of clauses (i) through (iii), where such failure, breach, or other result described in such clause has not had, and would not reasonably be expected to have, a Material Adverse Effect. With respect to each Foreign Plan: (i) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities; (ii) each Foreign Plan has been and is in material compliance with its terms and all applicable Laws; (iii) no Foreign Plan has any material unfunded or material underfunded Liabilities and (iv) each Foreign Plan intended to qualify for special tax treatment meets all requirements for such treatment.

(c)Except as set forth in Schedule 5.17(c), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise), will (i) entitle any Current Employee to any extraordinary payment under any Benefit Plan maintained by Seller or any Seller Affiliate in connection with the Business; (ii) increase the amount of compensation or benefits due to any Current Employee or due under any Employee Benefit Plan maintained by Seller or any Seller Affiliate in connection with the Business; (iii) accelerate the vesting, funding or time of payment of any Current Employee’s compensation, equity award or other benefit or under any Employee Benefit Plan maintained by Seller or any Seller Affiliate in connection with the Business; (iv) with respect to any Amnis Current Employee, result in any “parachute payment” under section 280G of the Internal Revenue Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (v) with respect to any Amnis Current Employee, cause any compensation to fail to be deductible under section 162(m) of the Internal Revenue Code or any other provision of the Internal Revenue Code.

(d)No Employee Benefit Plan is, and neither Seller nor Amnis contributes to or has any material Liability with respect to any Employee Benefit Plan that is, (i) a “multiemployer plan” (within the meaning of section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of section 413(c) of the Internal Revenue Code), (iii) subject to the minimum funding standards of Section 302 of ERISA or 412 of the Internal Revenue Code. Other than as required under Section

4980B of the Code or other applicable Law, no Employee Benefit Plan provides retiree health or welfare benefits or other benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(e)Except as set forth in Schedule 5.17(e), none of any Employee Benefit Plan or Foreign Plan, Seller or Amnis with respect to any Employee Benefit Plan, is under audit or is the subject of an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guarantee Corporation or any other Governmental Body, nor is any such audit or investigation pending or, to Seller’s Knowledge, threatened, except, in each case, for an audit or investigation that would not reasonably be expected to have a Material Adverse Effect.

(f)Other than claims by Current Employees for benefits payable in the ordinary course under an Employee Benefit Plan or Foreign Plan, neither Seller nor Amnis has received written notice of any pending or threatened claim under an Employee Benefit Plan or Foreign Plan made by any Current Employee.

(g)There are no Legal Proceedings pending or, to Seller’s Knowledge, threatened in writing, against any Employee Benefit Plan maintained by Seller or Amnis in connection with the Business, Seller or Amnis and brought by or on behalf of a participant in or beneficiary of any Employee Benefit Plan or Foreign Plan.

(h)The representations and warranties contained in this Section 5.17 constitute the sole and exclusive representations and warranties of Seller or Amnis relating to employee benefits matters and/or any Employee Benefit Plan or Foreign Plan.

5.18    Employment Matters

(a)Schedule 5.18(a) sets forth a true, correct and complete list of all Current Employees, as of a date no earlier than thirty (30) days prior to the Agreement Date (such Schedule 5.18(a) to receive an Update at least five (5) Business Days prior to Closing), including the following information for each Current Employee: (i) employing legal entity, (ii) position or job title, (iii) principal place of employment, (iv) most recent hire or service credit date, (v) current base salary or hourly wage rate, (vi) target annual incentive compensation opportunity, if any, (vii) current status of any Current Employee who is reasonably expected to be absent on the Closing Date due to family leave, medical, short-term disability or other approved leave of absence, (viii) whether such Current Employee is an Amnis Current Employee or a Non-Amnis Current Employee, and (ix) any accrued but unpaid benefit contributions, commissions, incentives or other compensation arrangements other than those that would normally be paid in the ordinary course on the next regular payment or compensation cycle, such cycle not exceeding a calendar month.

(b)There is not currently existing or, to Seller’s Knowledge, threatened, any labor strike, slowdown, work stoppage, lockout or other industrial action against or affecting the Business, nor has there been any such activity within the past twelve (12) months, except as has not had, and would not reasonably be expected to have, a Material Adverse Effect and has been disclosed on Schedule 5.18(b).

(c)To Seller’s Knowledge, neither Seller nor any Seller Affiliate, nor Amnis has violated any Law regarding (i) the terms and conditions of employment of any Current Employee or former or prospective employee of the Business or (ii) any other labor related matters (including discrimination, fair labor standards, occupational health and safety, wrongful discharge or violation of personal rights) with respect to any Current Employee or former or prospective employee of the Business, except for any violation that has not had, and would not reasonably be expected to have, a Material Adverse Effect and has been disclosed on Schedule 5.18(c).

(d)Schedule 5.18(d) sets forth a correct and complete list, as of the Agreement Date, of all material collective bargaining, other material collective labor agreements or other industrial instruments to which Seller or any Seller Affiliate or Amnis is a party or is bound and which governs the terms and conditions of employment of any Current Employee regarding remuneration, restrictions on headcount reductions or site guarantees.

(e)There is no Legal Proceeding pending or, to Seller’s Knowledge, threatened in writing, against Seller or any Seller Affiliate or Amnis and brought by or on behalf of any Current Employee or former or prospective employee of the Business, which Legal Proceeding has had, or would reasonably be expected to have, a Material Adverse Effect and has been disclosed on Schedule 5.18(e).

(f)To the Knowledge of Seller, Seller is in material compliance with all applicable Laws concerning immigration and work authorization as such Laws apply to all Current Employees.

(g)To the Knowledge of Seller, since January 1, 2016, no officer, director or executive-level employee of the Business has been accused of sexual harassment in a written complaint made by any employee of the Business.

(h)The representations and warranties contained in this Section 5.18 constitute the sole and exclusive representations and warranties of Seller or Amnis relating to labor and/or employment matters.

5.19    Brokerage

Neither Seller nor Amnis has retained any broker or finder in connection with the transactions contemplated by this Agreement. Any brokerage or finder’s fee due to any broker or finder engaged by Seller or Amnis shall be paid by Seller.
5.20    GDPR

(a)Seller, Amnis and Seller Affiliates have with regard to Amnis and the Business generally, have taken all commercially reasonable measures to ensure that the conduct and operation of the Business is in compliance with Data Protection Laws, including but not limited to (i) establishment of data protection policies and procedures concerning the collection, processing (including by third parties), use, storage, retention and security of Personal Data which Seller has determined are reasonable considering the Business, and have implemented or are in the process of implementing staff training, use testing, audits or other documented mechanisms to ensure and monitor compliance with such policies and procedures; (ii) appointment of a data protection officer if required to do so under the Data Protection Laws and/or designation in writing a representative in the European Union if required to do so under the Data Protection Laws; (iii) implementation of technical and organizational measures which Seller has determined are reasonable considering the Business to protect against the unauthorized or unlawful processing of, or accidental loss or damage to, any Personal Data processed by the Seller or its Affiliates with regard to Amnis and the Business generally, and to ensure a level of security appropriate to the risk represented by the processing and the nature of the Personal Data to be protected; (iv) establishment of a data breach response plan which Seller has determined are reasonable considering the Business that enables the Seller, Amnis and the Seller Affiliates to comply with the related requirements of the Data Protection Laws; (v) compliance with all applicable requirements under the Data Protection Laws relating the disclosure or transfer of Personal Data outside the European Economic Area, except as would not have a Material Adverse Effect; and (vi) implementation of the registration process as required by GDPR.

(b)To the Knowledge of Seller, neither Seller nor its Affiliates with regard to Amnis or the Business have suffered any breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to any Personal Data.

(c)To the Knowledge of Seller, neither Seller nor its Affiliates with regard to Amnis or the Business generally have received any (i) written notice, request, correspondence or other communication from any supervisory authority, or been subject to any enforcement action (including any fines or other sanctions), in each case relating to a breach or alleged breach of its obligations under the Data Protection Laws or (ii) written claim, complaint, correspondence or other communication from a data subject or any other person claiming a right to compensation under the Data Protection Laws, or alleging any breach of the Data Protection Laws.

5.21    Insurance

Schedule 5.21, sets forth a list of all insurance claims made by Seller, Amnis or the Seller Affiliates with regard to the activities of the Business during the preceding three (3) years.
5.22    Anti-corruption

To the Knowledge of the Seller, for the preceding seven (7) years, none of Seller, Amnis or any Seller Affiliate, any of its or their other subsidiaries with regard to the Business, or any director, officer thereof or, to the Knowledge of Seller, employee or agent of any of the foregoing has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any “Governmental Entity” as that term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the FCPA; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of Seller, neither Seller, Amnis or any Seller Affiliate has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To Seller’s Knowledge, no Governmental Entity is investigating, examining, or reviewing the Seller’s Amnis’, or any Seller Affiliate’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters. To Seller’s Knowledge, the operations of Seller, Amnis and the Seller Affiliates with regard to the Business have been in compliance with the anti-corruption policies of Seller, Amnis and Seller Affiliates and those policies have been prepared and implemented with the intent of being in compliance with the applicable Laws dealing with the prevention of corruption and bribery.
5.23    FDA and Related Matters

(a)To the extent applicable, all of the products of the Business are manufactured, distributed, and sold by Seller, Amnis or the Seller Affiliates in compliance in all material respects with the United States Food, Drug and Cosmetic Act, state law equivalents and similar foreign acts applicable to the products of the Business except for non-compliance that would not reasonably be expected to have a Material Adverse Effect.

(b)To the Knowledge of Seller, neither Seller, Amnis nor Seller Affiliates have been engaged in any activities which are prohibited under any Federal and State Health Care Laws (whether applicable to relationships with Government Health Care Programs, commercial third-party payors, healthcare providers or other entities or individuals).

(c)Neither Seller, Amnis nor any Seller Affiliate has, with respect to the Business, submitted and does not submit claims to Government Health Care Programs.

(d)Seller, Amnis and Seller Affiliates have, where required by applicable Law with respect to the Business, established and operated in compliance with a compliance plan for compliance with Federal and State Health Care Laws, including HIPAA, that, at a minimum, complies with the recommendations of the Office of the Inspector General of the Department of Health and Human Services. With respect to the Business, none of Seller, Amnis or Seller Affiliates or its or their employees or, to Knowledge of Seller, independent contractors is or has ever been excluded from participation from any federal or state health care program or listed on the General Services Administration list of excluded parties.

5.24    Product Warranties; Product Liability; Product Recall

(a)Seller has made available to Buyer complete and correct copies of the standard terms and conditions of sale for each of the products of the Business (containing applicable guaranty, warranty and indemnity provisions).

(b)Neither Seller, Amnis nor any Seller Affiliate has any material liability or obligation for personal injuries, replacement or other damages in connection with the manufacture, sale, lease or delivery of any product of the Business prior to the Closing. There is no pending or, to the Knowledge of Seller, threatened claims against any of Seller, Amnis or any Seller Affiliate for injury to person or property of employees or any third parties suffered, as a result of any products of the Business manufactured, sold, or delivered by, or service rendered by or on behalf of Seller, Amnis or any Seller Affiliate, including claims arising out of the alleged defective or unsafe nature of the products of the Business.

(c)There is no pending or, to the Knowledge of Seller, threatened recall, Legal Proceeding, or investigation involving any product of Amnis or with regard to the Business, of Seller or any Seller Affiliate.

(d)There are no material product complaints or withdrawals, field corrections, filed alerts or other related actions involving any instrument or reagent product of the Business that will be supplied to the Buyer or its Affiliates (including Amnis) under the Manufacturing and Supply Agreement.

5.25    Sufficiency of Assets

The Purchased Assets together with (a) the assets the Seller will provide access to, (b) the services that the Seller offers to supply and (c) the rights that the Seller will grant, in each case to the Buyer pursuant to, and on the terms of, this Agreement and the Transaction Documents, together include the assets, facilities and services which are used in order to conduct the Business upon Closing substantially in the same manner in which it is carried on as at the Closing Date.
5.26    Malicious Code

To the Knowledge of Seller, none of the electronic code (whether computer code or data processing code embedded in the products of the Business) used in the Business, including the products of the Business include any malicious code, including that commonly referred to as malware, spyware viruses, time bombs, Trojan horses, or worms.
5.27    Defense from Electronic Penetration

To the Knowledge of Seller, since January 1, 2017, the Business has not been the subject of any third party attack on the information technology systems used for the purpose of the operation of the Business.

5.28    Use of UL and CE Symbols

To the extent that the products of the Business are labeled with UL or CE symbols, said products are in compliance with requirements which allow the use of said marks.
5.29    Disclaimer of Other Representations and Warranties

Except for the representations and warranties contained in this Section 5 (subject to the Schedules), none of Seller, any Seller Affiliates or any other Person has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, on behalf of Seller with respect to the Business, the Purchased Assets, the Assumed Liabilities or Amnis, including any representation or warranty as to the accuracy or completeness of any information regarding the Business, the Purchased Assets, the Assumed Liabilities or Amnis furnished or made available to Buyer and its Representatives (including any information, documents or material made available to Buyer in the data room, other management presentations or in any other form in expectation of the transactions contemplated hereby), or any representation or warranty arising from statute or otherwise in law. Except for the representations and warranties contained in this Section 5 (subject to the Schedules), Seller hereby disclaims all Liability and responsibility for all representations, warranties, projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Buyer or any of Buyer’s Affiliates or any Representatives of Buyer or any of Buyer’s Affiliates. Without limiting the foregoing, Seller makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to Buyer or any of its Affiliates or any Representatives of Buyer or any of its Affiliates regarding the success, profitability or value of the Business, the Purchased Assets, the Assumed Liabilities or Amnis.
6.    Representations and Warranties of Buyer

Except as set forth in the Schedules, Buyer represents and warrants to Seller as follows in this Section 6:
6.1    Organization and Qualification of Buyer

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Buyer has all requisite power and authority to own or lease and operate its assets and to carry on its business as it is now conducted.
6.2    Corporate Authority

Buyer has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which it is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller and the collateral documents where each applicable Seller Affiliate sells Purchased Assets and transfers Assumed Liabilities to Buyer) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Transaction Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
6.3    No Conflict

The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is a party, the performance by Buyer of its obligations hereunder or thereunder, and the consummation of the transactions contemplated hereby or thereby will not (a) violate, conflict with or result in any breach of any provision of Buyer’s certificate of incorporation or by-laws; or (b) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under any Contract or Judgment to which Buyer is party or by which it is bound; or (c) violate any applicable law, statute, rule, ordinance or regulation of any Governmental Body.

6.4    Consents and Approvals

Except as set forth on Schedule 6.4, (a) no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required for the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party and for the consummation by Buyer of the transactions contemplated hereby and thereby and (b) no consent, approval or authorization of any third party that has not previously been obtained is required for the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby.
6.5    Legal Proceedings and Judgments

There are no Legal Proceedings pending or, to the knowledge of Buyer, threatened in writing against Buyer. There are no outstanding or unsatisfied Judgments or stipulations to which Buyer is a party that involve the transactions contemplated herein or that would alone or in the aggregate have a material adverse effect on the business, business prospects, assets or financial condition of Buyer.
6.6    Sufficiency of Funds

Buyer has ready access to, and at Closing will have, the cash sufficient to consummate the transactions contemplated hereby, including to pay the Purchase Price and any and all fees and expenses of Buyer related to the transactions contemplated hereby and to satisfy all of the other payment obligations of Buyer contemplated hereunder.
6.7    Solvency

Immediately after giving effect to the consummation of the transactions contemplated by this Agreement:
(a)the fair saleable value (determined on a going-concern basis) of the assets of Buyer will be greater than the total amount of its Liabilities, taken as a whole;

(b)Buyer will be able to pay its debts and obligations in the ordinary course of business as they become due; and

(c)Buyer will have adequate capital to carry on its businesses and all businesses in which it is about to engage.

6.8    Brokerage

Buyer has not retained any broker or finder in connection with the transactions contemplated by this Agreement. Any brokerage or finder’s fee due to any broker or finder in violation of the foregoing representation shall be paid by Buyer.
6.9    Certain Matters as to Buyer

Buyer’s funds are derived from legitimate business activities. Buyer is not a Person with whom Seller is prohibited from engaging in any transaction due to any embargo or sanction of any Governmental Body, or any terrorism or money laundering laws, including due to Buyer or any Person that has ownership in or control over Buyer being (a) subject to embargos or sanctions of any Governmental Body; (b) in violation of any terrorism or money laundering laws; or (c) listed on a published Governmental Body list, including the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control in the U.S. or other lists of similar import in any jurisdiction.
6.10    Independent Investigation; No Other Representations and Warranties

(a)Buyer has conducted its own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the Business and its Liabilities, operations, assets, condition (financial or otherwise) and prospects. Buyer acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of and relating to the Business for such purpose. Buyer has been represented by, and had the assistance of, counsel in the conduct of its due diligence, the preparation and negotiation of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby. In entering into this Agreement, Buyer acknowledges that it has relied solely upon its own investigation, review and analysis and has not relied on and is not relying on any representation, warranty or other statement made by, on behalf of or relating to Seller, any Seller

Affiliates, the Business or Amnis except for the representations and warranties expressly set forth in this Agreement and the other Transaction Documents (and, with respect to such representations and warranties, subject to any limitations included in this Agreement and such other Transaction Documents).

(b)Buyer acknowledges and agrees that (i) other than the representations and warranties expressly set forth in this Agreement or in another Transaction Document (if any), none of Seller, any Seller Affiliates or any other Person has made or makes any representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Business, the Purchased Assets, the Assumed Liabilities or Amnis, including any representation or warranty as to (A) merchantability or fitness for a particular use or purpose, (B) the operation or probable success or profitability of the Business following the Closing, (C) the accuracy or completeness of any information regarding the Business made available to Buyer and its Representatives in connection with this Agreement or their investigation of the Business, or (D) the ability of Buyer to successfully and timely complete any migration off of Seller’s information technology systems and data, and (ii) Buyer will have no right or remedy (and Seller will have no Liability whatsoever) arising out of, and Buyer expressly disclaims any reliance upon, any representation, warranty or other statement made by, on behalf of or relating to Seller, any Seller Affiliates or the Business, including in any materials, documentation or other information regarding the Business made available to Buyer or any of its Representatives in connection with this Agreement or their investigation of the Business (including information memoranda, data room materials, projections, estimates, management presentations, expert sessions, site visits, Q&A process, budgets and financial data and reports), or any errors therein or omissions therefrom, other than the representations and warranties expressly set forth in this Agreement or in another Transaction Document (if any) and the rights of Buyer expressly set forth in this Agreement in respect of such representations and warranties.

(c)As of the Agreement Date, Buyer has no actual knowledge that any representation or warranty of Seller in this Agreement is not true and correct in all material respects, nor any knowledge of any material errors in, or material omissions from, the Schedules. Neither actual knowledge nor the lack of actual knowledge will be imputed to Buyer merely because Seller or its Affiliates have placed an item in the electronic data room created for this transaction. For purposes of this provision, “knowledge” means the actual knowledge of Nachum Shamir, Harriss Currie, Richard Rew, Nancy Fairchild and David Bourne, together with such knowledge as might be obtained from a review of the representations and warranties of this Agreement and reasonable inquiry by such persons of their direct reports.

7.    Covenants

7.1    Conduct of the Business Prior to the Closing

(a)During the period commencing on the Agreement Date and ending on the earlier of the termination of this Agreement in accordance with its terms and the Closing Date (the “Pre-Closing Period”), except: (i) for Carve Out Activities, (ii) as otherwise expressly provided in this Agreement, (iii) as set forth in Schedule 7.1, or (iv) as required by any Law or Judgment applicable to Seller or the assets or operation of the Business or Amnis, Seller shall use, and cause each Seller Affiliate to the extent engaged in the Business to use commercially reasonable efforts to (A) operate the Business and Amnis in the ordinary course of business; (B) maintain and preserve the present business organizations, assets, technology and Liabilities of the Business, including the Purchased Assets and Assumed Liabilities (other than sales of any assets or the incurring of Liabilities in the ordinary course of business); and (C) maintain and preserve the relationships and goodwill with customers, suppliers and others having material business dealings with the Business.

(b)Buyer and Seller shall use reasonable efforts to negotiate and execute as of the Closing Date a distribution agreement based on the term sheet attached hereto as Schedule 7.1(b).

(c)Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Business prior to the Closing. Prior to the Closing, Seller and Seller Affiliates, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business and Amnis.

7.2    Access to Information

(a)During the Pre-Closing Period, Seller shall provide Buyer and its Representatives with reasonable access to (i) Seller’s and Seller Affiliate’s properties, assets, Books and Records and data to the extent (A) relating to the Business and (B) separable from the properties, assets, Books and Records and data relating to any other businesses of Seller or Seller Affiliates without imposing an unreasonable burden or cost on Seller or any Seller Affiliate; (ii) Amnis’ assets, Books and Records and data, (iii) senior management of the Business; and (iv) any other information concerning the Business as Buyer or any of its Representatives may reasonably request. All access and investigation pursuant to this Section 7.2(a) shall be (A) conducted during normal business hours upon reasonable advance notice to Seller (other than with respect to content in the electronic data room on which there is no such restriction), (B) conducted in such a manner as not to interfere unreasonably with the normal operations of the Business, any other business of Seller or Amnis, (C) coordinated through Buyer and its Representatives and (D) conducted at Buyer’s sole cost and expense, and Seller shall have the right to have one or more of its Representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 7.2(a) (other than with respect to content in the electronic data room on which there is no such restriction). Notwithstanding anything in this Agreement to the contrary, during the Pre-Closing Period, Seller shall not be required to provide access to or disclose information where such access or disclosure would, in Seller’s reasonable judgment, (1) jeopardize the attorney-client privilege or other immunity or protection from disclosure of Seller or Amnis, (2) conflict with any (x) Law or Judgment applicable to Seller or Amnis or the assets, information or operation of the Business, (y) Contract to which Seller or Amnis is party or by which any of the assets or properties of Seller or Amnis are bound or (z) other obligation of confidentiality, or (3) result in the disclosure of competitively sensitive information; providing, however, that if Seller or its Representatives decide to invoke the foregoing provision, it shall so notify Buyer that it is so doing. Notwithstanding anything in this Agreement to the contrary, during the Pre-Closing Period, without the prior written consent of Seller (which consent may be withheld for any reason or no reason), (x) Buyer shall not, and shall cause its Affiliates and its Representatives not to, contact any vendor, supplier or customer of the Business or party to any Assumed Contract regarding the business, operations, or prospects of the Business or this Agreement or the transactions contemplated hereby (other than with regard to such matters where Buyer or its Affiliates or Representatives have already been in contact in the ordinary course of their business and where any such new contact is limited to such ordinary course of business matters without reference to the Business, this Agreement or the transactions contemplated thereby), and (y) Buyer shall have no right to perform invasive or subsurface investigations at the properties or facilities of the Business.

(b)Buyer will hold any information obtained pursuant to Section 7.2(a) in confidence in accordance with the Confidentiality Agreement.

7.3    Notification of Certain Matters

During the Pre-Closing Period, each Party shall promptly notify the other Party of any occurrence of which it is aware that is reasonably likely to result in any of the conditions set forth in Section 9 becoming incapable of being satisfied; provided, however, that either Party’s failure to give notice of any such occurrence as required pursuant to this Section 7.3 shall not be (a) deemed to be a breach of the covenant contained in this Section 7.3, but instead shall (if applicable) constitute only a breach of the applicable underlying representation, warranty, covenant or agreement, or (b) taken into account in determining whether the conditions to Closing set forth in Section 9 have been satisfied.
7.4    Updates to Seller Disclosure Schedule

(a)During the Pre-Closing Period, Seller may deliver to Buyer supplements or amendments to the Schedules contemplated by or referenced in Section 5, which may disclose additional information which was not in Seller’s possession as the Agreement Date or, in the case of disclosures relating to representations given to the Seller’s Knowledge, were not within Seller’s Knowledge as of the Agreement Date (any such supplement or amendment, an “Update”). An Update shall include Seller’s good faith estimate of the Losses, if any, the matters disclosed in the Update would be reasonably expected to cause the Business to incur after the Agreement Date (the “Estimated Additional Losses”). No Update shall imply that Seller is making any representation or warranty as of the date of such Update. Any Update relating to Schedule 2.1(c)(iii) and Schedule 2.2(b) shall not be included in the calculations of Estimated Additional Losses.

(b)If the total Estimated Additional Losses for all Updates is less than Two Hundred Fifty Thousand Dollars ($250,000) (the “Minor Interim Liability Threshold”), each such Update shall be deemed to be an amendment to this Agreement for all purposes, including with respect to the conditions set forth in Section 9.2(a).

(c)If the total Estimated Additional Losses for all Updates is greater than the Minor Interim Liability Threshold but less than Five Hundred Thousand Dollars ($500,000) (the “Significant Interim Liability Threshold”), then Seller shall have the right to seek to cure the matter(s) disclosed in the Updates for thirty (30) Business Days after the delivery of the final Update.
(i)If Seller has successfully cured the matter(s) disclosed in the Updates such that the total Estimated Additional Losses are less than the Minor Interim Liability Threshold, then each such Update shall be deemed to be an amendment to this Agreement for all purposes, including with respect to the conditions set forth in Section 9.2(a).

(ii)If Seller has not successfully cured the matter(s) disclosed in the Updates such that the total Estimated Additional Losses are less than the Minor Interim Liability Threshold, then (x) each such Update shall be deemed to be an amendment to this Agreement for all purposes, including with respect to the conditions set forth in Section 9.2(a) and (y) the Seller shall indemnify the Buyer for the Losses caused by the matters identified in all Updates in excess of the Minor

Interim Liability Threshold up to the Significant Interim Liability Threshold, and without application of the Seller Indemnification Threshold, the Seller Per Claim Threshold or the Retention Amount.

(d)If the total Estimated Additional Liability for all Updates is greater than the Significant Interim Liability Threshold but less than an amount that would constitute a Material Adverse Effect (the “Material Interim Liability Threshold”), then Seller shall have the right to seek to cure the matter(s) disclosed in the Updates, including, without limitation, by compensating Buyer for Losses caused by the matters disclosed in the Update, for thirty (30) Business Days after the delivery of the final Update.

(i)If Seller has successfully cured the matter(s) disclosed in the Updates such that the total Estimated Additional Losses are less than the Minor Interim Liability Threshold, then each such Update shall be deemed to be an amendment to this Agreement for all purposes, including with respect to the conditions set forth in Section 9.2(a).

(ii)If Seller has successfully cured the matter(s) disclosed in the Updates such that the total Estimated Additional Losses are less than the Significant Interim Liability Threshold (but not less than the Minor Interim Liability Threshold), then (x) each such Update shall be deemed to be an amendment to this Agreement for all purposes, including with respect to the conditions set forth in Section 9.2(a) and (y) the Seller shall indemnify the Buyer for the Losses caused by the matters identified in all Updates in excess of the Minor Interim Liability Threshold up to the Material Interim Liability Threshold, and without application of the Seller Indemnification Threshold, the Seller Per Claim Threshold or the Retention Amount.

(iii)If, after the cure periods described above, Seller has not successfully cured the matter(s) disclosed in the Updates such that the total Estimated Additional Losses are less than the Material Interim Liability Threshold, such that Buyer has its indemnity rights and Seller its indemnity obligations under clause (ii) (y) above, then Buyer shall have the right to terminate this Agreement in accordance with Section 10.1(d)(ii).

7.5    Efforts to Consummate

Subject to Section 7.6, Section 7.7 and Section 7.8, during the Pre-Closing Period, each of Buyer and Seller shall use reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including satisfaction (but not waiver) of the conditions to the Closing set forth in Section 9.
7.6    Consents

(a)During the Pre-Closing Period, each of Buyer and Seller shall use commercially reasonable efforts to give all notices to, and obtain all Consents (which may be conditioned on the consummation of the transactions contemplated by this Agreement) from, all Persons required pursuant to any Assumed Contract; provided, however, that neither Party nor any of their respective Affiliates shall have any obligation to (a) amend or modify any Assumed Contract, (b) pay any consideration to any Person for the purpose of obtaining any such Consent (other than minor payments called for in the underlying Assumed Contract), (c) relinquish or forbear any rights, or agree to any restriction on the conduct of any business or operations or the ownership or exercise of any assets, properties or rights or (d) pay any costs or expenses of any Person resulting from the process of obtaining such Consent (other than minor payments called for in the underlying Assumed Contract). For purposes of coordination of efforts and without modification to the preceding sentence, as between Seller and Buyer, the Party who is a named party in the Contract which, upon Closing will become an Assumed Contract, shall have the primary responsibility for seeking the Consent, and the other Party will provide its cooperation and assistance in that endeavor. To the extent a Consent has not been obtained from any Person required pursuant to any Assumed Contract prior to the Closing, each of Buyer and Seller shall continue to use commercially reasonable efforts to give all notices to, and obtain all Consents from, all such Persons required pursuant to such Assumed Contract.

(b)In the event that any counterparty to any Assumed Contract withholds, delays or conditions any Consent that is required for the transfer of such Assumed Contract and release of the Seller and/or its relevant Affiliate, Seller and Buyer shall economically treat each other, and accept to be treated, as if the transfer had been effected as of the Closing Date as set forth herein and no delay or withholding of a consent shall entitle any Party to withdraw from or delay the Closing, unless doing so would impose a material financial liability upon either Party or materially limit Buyer’s ability to operate the Business after Closing. Accordingly, and subject to the foregoing (i) Seller (and/or its relevant Affiliate) shall, as from the Closing Date, continue to perform the Assumed Contract with such non-consenting counterparty in its own name but for the account and risk, at the cost, and pursuant to the directions (as long as such directions do not violate the respective agreement or applicable law) of Buyer, (ii) Buyer, as from the Closing Date, shall provide Seller (and/or, at Seller’s direction, any of Seller’s Affiliates) (at such point of time as reasonably required under the relevant Assumed Contract) with any goods, services or support necessary to enable the Seller (and/or its relevant Affiliate) to perform such agreement and (iii) all the rights of Seller (and/or its relevant Affiliate) under such Assumed Contract shall be assigned to Buyer and all Liabilities and obligations of the Seller (and/or its relevant Affiliate) shall be assumed by the Buyer at no additional cost to the Buyer, in each case as from the Closing Date.

(c)If such assignment is not permitted, however, Seller shall promptly pass-on to the Buyer any monies or other benefits received by it or any of its Affiliates under such non-transferred Assumed Contract relating to the period and activities from and after the Closing Date. For the avoidance of doubt, Buyer shall promptly pass-on to the Seller any monies or other benefits received under such non-transferred Assumed Contract relating to the period and activities prior to the Closing Date. Nothing in this Agreement shall be construed as effecting an assignment of a right that is not permitted to be made under the terms and the Law applicable to such right.

(d)In the event that any counterparty to an Assumed Contract should delay or withhold any Consent that is required for the transfer of an Assumed Contract, Seller (and/or its relevant Affiliate) shall be entitled to terminate such Assumed Contract, subject to the prior written consent of the Buyer, which consent shall not be unreasonably withheld, delayed or conditioned, unless doing so would materially disrupt ongoing operations of the Business. Twelve months after the Closing Date, Seller (and/or its relevant Affiliate) shall be entitled to terminate any such Assumed Contract at any time without the consent of and without any consideration due to the Buyer.

7.7    Shared Contracts

(a)During the Pre-Closing Period, each of Buyer and Seller shall use commercially reasonable efforts to cause the Contracts set forth on Schedule 7.7(a) (the “Shared Contracts”) to be replaced with separate Contracts for each of Buyer (for the part of the Shared Contract that relates to the Business) and Seller (for the remainder of the Shared Contract).

(b)If the Parties are not able to effect the separation of a Shared Contract prior to the Closing, then, until any such Shared Contract is separated, to the extent permissible under applicable Law and under the terms of such Shared Contract, Sections 7.6 (b) through (d) shall apply mutatis mutandis.

7.8    Governmental Approvals; Regulatory Filings

(a)Prior to the Closing, the Parties will keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required consents, authorizations, orders or approvals of, or any exemptions by, any Governmental Body, including by working cooperatively in connection with any sales, divestitures or dispositions of assets or businesses if and to the extent undertaken pursuant to the provisions of this Section 7.8. In this regard, prior to the Closing, each Party will promptly consult with the other Party to provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or their counsel) copies of) all filings made by such Party with any Governmental Body or any other information supplied by such Party to, or correspondence with, a Governmental Body in connection with this Agreement. Each Party will promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of material oral communications, advise the other Party orally of) any communication from any Governmental Body regarding any of the transactions contemplated by this Agreement, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Body. If any Party or any representative of such Party receives a request for additional information or documentary material from any Governmental Body with respect to the transactions contemplated by this Agreement, then such Party will use its best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in compliance with such request. The Buyer will not participate in any meeting with any Governmental Body in connection with this Agreement (or make oral submissions at meetings or in telephone or other conversations) unless it consults with Seller in advance and, to the extent not prohibited by such Governmental Body, gives representatives of Seller the opportunity to attend and participate thereat. Each Party will furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Body with respect to this Agreement, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Body. The Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under this Section 7.8 as “outside counsel and corporate in-house antitrust counsel only.” Such materials and the information contained therein will be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and will not be disclosed by such outside counsel and corporate in-house antitrust counsel to the directors, officers or employees (other than corporate in-house antitrust counsel) of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel; provided that materials provided pursuant to this Section 7.8 may be redacted to remove references concerning the valuation of the Business, discussion of the terms or potential terms of the transactions described in this Agreement and the terms of other potential competitive transactions (if any), and otherwise, as necessary to comply with contractual arrangements and as necessary to address reasonable privilege and confidentiality considerations. To the extent that transfers of any permits issued by any Governmental Body are required as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, the Parties will use their respective best efforts to effect such transfers.

(b)The Parties will use their respective best efforts to file, as promptly as practicable but in any event no later than 10 Business Days after the Agreement Date, if and as required by Law, any filings or notifications under any applicable Competition Laws. In the event that the Parties receive a request for additional information or documentary materials after any such filing or notification (a “Competition Request”), the Parties will use their respective best efforts to respond to such Competition Request as promptly as practicable and counsel for the Parties will closely cooperate during the entirety of any such Competition Request review process.

(c)Buyer agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Body or other third party whose consent or approval is sought in connection with the transactions contemplated by this Agreement. Whether or not the Closing occurs, Buyer will be responsible for all fees and payments (including filing fees and legal and professional fees) to any third party or any Governmental Body in order to obtain any consents, approvals or waivers pursuant to this Section 7.8, other than the fees of and payments to the legal and professional advisors of Seller and Seller Affiliates.

(d)Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Body necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Body entering an order prohibiting the consummation of the transactions contemplated by this Agreement; or (iii) delay the consummation of the transactions contemplated by this Agreement.

7.9    Books and Records

For a period consistent with such Party’s record retention policies, but of not less than seven (7) years duration, each of Buyer and Seller shall use its commercially reasonable efforts to (a) give Buyer or Seller, as the case may be, and its Representatives reasonable access to (i) its Representatives, including employees, and (ii) to the extent relating to the Business (and, in the case of Books and Records held by Seller, separable from the Books and Records relating to any other businesses of Seller without imposing an unreasonable burden or cost on Seller), Books and Records and other information with respect to the Business relating to periods prior to the Closing, in each case for any reasonable purpose, including as may be necessary for (A) the preparation of Tax Returns and financial statements and (B) complying with any audit request, subpoena or other investigative demand by any Governmental Body or for any Legal Proceeding, subject in all cases to reasonable restrictions imposed from time to time upon advice of counsel in respect of applicable Laws relating to the confidentiality of information (including any Competition Laws), and (b) maintain all such Books and Records in accordance with such Party’s record retention policies. All access provided pursuant to this Section 7.9 shall be (A) conducted during normal business hours upon reasonable advance notice to the Party providing access, (B) conducted in such a manner as not to interfere unreasonably with the normal operations of the businesses of the Party providing access, (C) conducted at the accessing Party’s sole cost and expense (including any costs and expenses for making copies of Books and Records), and the Party providing access shall have the right to have one or more of its Representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 7.9. Notwithstanding anything in this Agreement to the contrary, neither Buyer nor Seller shall be required to provide access or disclose information where such access or disclosure would, in the reasonable judgment of the Party otherwise required to provide such access or disclosure, (1) jeopardize the attorney-client privilege or other immunity or protection from disclosure of the Party otherwise required to provide such access or disclosure, (2) conflict with any (x) Law (including any Law relating to data protection) or Judgment applicable to the Party otherwise required to provide such access or disclosure or the assets, information or operation of the businesses of the Party otherwise required to provide such access or disclosure, (y) Contract to which the Party otherwise required to provide such access or disclosure is party or by which any of the assets or properties of the Party otherwise required to provide such access or disclosure is bound or (z) other obligation of confidentiality, or (3) result in the disclosure of competitively sensitive information. Notwithstanding the foregoing, (x) if the Parties are in an adversarial relationship in any Legal Proceeding, the furnishing of information, documents or records in accordance with this Section 7.9 shall be subject to any applicable rules relating to discovery and (y) any and all such Books and Records may be destroyed by a Party if such destroying Party sends to the other Party written notice of its intent to destroy such Books and Records, specifying in reasonable detail the contents of the Books and Records to be destroyed; such records may then be destroyed after the sixtieth (60th) day following such notice unless the other Party notifies the destroying Party that such other Party desires to obtain possession of such Books and Records, in which event the destroying Party shall transfer such Books and Records to such requesting Party and such requesting Party shall pay all reasonable expenses of the destroying Party in connection therewith.
7.10    Post-Closing Cooperation

After the Closing Date, each Party shall provide the other Party with such reasonable assistance as may be requested by the other Party in connection with any Legal Proceeding or audit of any kind or nature whatsoever or the preparation of any response, demand, inquiry, filing, disclosure or the like (including, but not limited to, any tax return or form) relating to the Purchased Assets or the Business. Seller shall make available to Buyer upon written request by Buyer such data, documents and other information as may reasonably be required for the preparation and filing of all Straddle Period or Post-Closing Tax Returns, or for the conduct of any Tax Matter.
7.11    Confidentiality

The terms of the Confidentiality Agreement shall be deemed incorporated herein by reference as if set forth herein and, notwithstanding the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms except that, upon the Closing, Buyer’s obligations thereunder with respect to Evaluation Material (as such term is defined in the Confidentiality Agreement), to the extent relating to the Business, shall terminate. With respect to Evaluation Material that does not relate to the Business, such Evaluation Material shall remain subject to the terms and conditions of the Confidentiality Agreement. With respect to Representatives of Buyer that, prior to the Closing, were Representatives of Seller, nothing in this Section 7.11 shall vitiate such Representative’s confidentiality obligations owed to Seller as a consequence of such Representative’s former employment with Seller.
7.12    Non-Solicitation

(a)Seller shall not, and shall cause its Affiliates not to, directly or indirectly, acting alone, as a member of any partnership or other business entity, as a holder of capital stock of any class or otherwise, employ, engage or solicit for employment or engagement any Transferred Employee during the two (2) year period commencing on the Closing Date.

(b)Notwithstanding the foregoing, nothing contained in this Section 7.12 shall be deemed to preclude Seller (or any of its Affiliates) from:

(i)in the event that any Transferred Employee (A) is terminated by Buyer or Amnis or any of their respective Affiliates following the Closing Date (either with or without cause) or (B) has terminated his or her employment or engagement with Buyer or Amnis or any of their respective Affiliates following the Closing Date, directly or indirectly recruiting, hiring or otherwise soliciting for employment or engagement any such Transferred Employee in connection with a business venture by Seller or any of its Affiliates that is not competitive with the Business so long as, in the case of clause (B) above, such Transferred Employee has not been employed or engaged by Buyer, Amnis or any of their respective Affiliates for at least three (3) months prior to such recruiting, hiring or solicitation; or

(ii)recruiting, engaging or hiring any Transferred Employee following the Closing Date when such Transferred Employee responds to any general solicitation of employment published in a journal, newspaper or other publication of general circulation (including the internet and other electronic media), which solicitation is not specifically directed towards any such Transferred Employee.

(c)It is the desired intent of the Parties that the foregoing provisions of this Section 7.12 shall be enforced to the fullest extent permissible in each jurisdiction, worldwide, in which enforcement is sought. Accordingly, the Parties agree that if the covenants set forth in this Section 7.12 are deemed by any court or arbitrator to be invalid or unenforceable in any jurisdiction, the court or arbitrator may reduce the scope thereof or otherwise amend or reform the portion thus adjudicated to be invalid or unenforceable, such reduction, amendment or reformation to apply only with respect to the particular jurisdiction in which such adjudication is made.

(d)Seller acknowledges that Buyer may have no adequate remedy at law for any breach or threatened breach of the covenants and agreements set forth in this Section 7.12 and, accordingly, Seller agrees that Buyer shall, in addition to the other remedies that may be available to Buyer hereunder or at Law, be entitled to seek an injunction temporarily or permanently enjoining Seller or any of its Affiliates from breaching such covenants and agreements, without the necessity of posting a bond.

7.13    Employees and Employee Benefits

(a)Buyer shall, or shall cause an Affiliate of Buyer to, offer employment effective on the Closing Date, to all Non-Amnis Current Employees which are listed on Schedule 5.18(a). (For purposes of this Agreement, the “Transferred Employees” means all Amnis Current Employees who are transferred to Amnis prior to the Closing and all Non-Amnis Current Employees who accept such offer of employment from Buyer or a Buyer Affiliate.)

(b)During the period commencing on the Closing Date and ending on the date which is twelve (12) months from the Closing (or if earlier, the date of the Transferred Employee’s termination of employment with Buyer or an Affiliate of Buyer), Buyer shall, or shall cause an Affiliate of Buyer to, provide each Transferred Employee with: (i) base salary, hourly wages and/or commission rate (as applicable) which are no less than the base salary, hourly wages and/or commission rates provided immediately prior to the Closing; (ii) incentive compensation opportunities (including, but not limited to, long-term incentive plan benefits), if any, which are no less favorable in the aggregate than the incentive compensation opportunities provided immediately prior to the Closing; (iii) benefits under any applicable Employee Benefit Plan or Foreign Plan that are no less favorable in the aggregate than those provided immediately prior to the Closing; (iv) for Transferred Employees who are absent on the Closing Date due to family leave, medical, short-term disability or other approved leave of absence, continuation of the Transferred Employee’s approved leave of absence on terms equivalent to those approved by Seller prior to the Closing Date; and (v) severance benefits that are no less favorable in the aggregate than the practice, plan, policy or agreement in effect for such Transferred Employee immediately prior to the Closing.

(c)With respect to any Employee Benefit Plan and/or Foreign Plan maintained for the benefit of any Transferred Employee, effective as of the Closing, Buyer shall, or shall cause its Affiliate to, recognize all service of the Transferred Employees, as if such service were with Buyer, for vesting, eligibility and for vacation accrual purposes; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Employee Benefit Plan or Foreign Plan. Buyer shall, or shall cause its Affiliate to, use commercially reasonable efforts to cause any and all pre-existing conditions (or actively at work or similar limitations), eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to the Transferred Employees and their eligible dependents, and provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year to the extent reflected in records provided to Buyer for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Employee Benefit Plan or Foreign Plan, programs or arrangements in which they are eligible to participate after the Closing Date.

(d)Effective as soon as practicable following the Closing Date, Seller, Amnis or any applicable Affiliate of Seller, shall effect a transfer of assets and liabilities (including outstanding loans) from the defined contribution retirement plan that it maintains to the defined contribution retirement plan maintained by Buyer or an Affiliate of Buyer, with respect to the Transferred Employees, in connection with the transactions contemplated by this Agreement and any unvested account balances for Transferred Employees shall be deemed fully vested immediately prior to such transfer. Any such transfer shall be made in accordance with Section 414(l) of the Internal Revenue Code or any applicable foreign Laws. Upon the transfer of assets and liabilities into Buyer’s plan, all transferred account balances from Seller’s or Amnis’ plan shall become fully vested. The Buyer’s plan shall assume and honor the terms of all qualified domestic relations orders in effect under the Seller’s or Amnis’ plan with respect to the transferred accounts of the Transferred Employees under the Internal Revenue Code or any applicable foreign Laws.

(e)Effective as of the Closing, the Transferred Employees shall cease active participation in the Employee Benefit Plans and Foreign Plans, as applicable and for purposes of the Merck Long Term Incentive Plan, all eligible Transferred Employees who are participating in the Merck Long Term Incentive Plan shall be treated as good leavers entitled to pro-rated payments following the Closing. For the avoidance of doubt, Buyer shall not be liable for any such payments under the Merck Long Term Incentive Plan. Seller or the applicable Affiliate of Seller shall remain liable for all eligible claims for benefits under the Employee Benefit Plans and Foreign Plans that are incurred by the Current Employees prior to the Closing Date. For purposes of this Agreement, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment, short-term disability, and workers’ compensation insurance benefits, on the event giving rise to such benefits; (ii) medical, vision, dental, and prescription drug benefits, on the date the applicable services, materials or supplies were provided; and (iii) long-term disability benefits, on the eligibility date determined by the long-term disability insurance carrier for the plan in which the applicable Current Employee participates.

(f)Buyer and Seller intend that the transactions contemplated by this Agreement should not constitute a separation, termination or severance of employment of any Transferred Employee, solely for purposes of any Employee Benefit Plan and/or Foreign Plan that provides for separation, termination or severance benefits, and that each such Transferred Employee will have continuous employment immediately before and immediately after the Closing, assuming, for purposes of Current Employees who are Non-Amnis Current Employees, that they have accepted Buyer’s offer of employment. Buyer shall be liable and hold Seller and its Affiliates harmless for (i) any statutory, common law, contractual or other severance with respect to any Non-Amnis Current Employee who has received an offer of employment by Buyer or an Affiliate of Buyer on terms that are less favorable in the aggregate than those provided immediately prior to the Closing by Seller and its Affiliates and declines such offer; (ii) fifty percent (50%) of any statutory, common law, contractual or other severance with respect to any Current Employee who is not located in the United States who has received an offer of employment by Buyer or an Affiliate of Buyer on terms that are equivalent in the aggregate than those provided immediately prior to the Closing by Seller and its Affiliates and declines such offer not to exceed One Million Dollars ($1,000,000) and (iii) any claims relating to the employment of any Transferred Employee arising in connection with or following the Closing.

(g)This Section 7.13 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 7.13, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.13. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 7.32 shall not create any right in any Transferred Employee or any other Person to any continued employment with Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever.

7.14    R&W Policy

Buyer and its Affiliates will not amend, waive or otherwise modify the R&W Policy in any manner that would allow the insurer thereunder to subrogate or otherwise make or bring any action against Seller or any of its successors or assigns arising out of, or related to, this Agreement, or the negotiation, execution or performance of this Agreement.
7.15    Bulk Sales Laws

The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.
7.16    Removal of Certain Assets

(a)Within twelve (12) months of the Closing Date, Buyer, at its sole cost and expense and upon reasonable notice to Seller, shall remove all tangible assets that constitute Purchased Assets located at sites of the Seller or any of its Affiliates other than the Seattle Real Property (collectively, the “Buyer Removed Assets”) from such locations. Seller shall cooperate (or shall cause its Affiliates to cooperate) with such removal. Such removal shall be done in such manner as to avoid any damage to such facility and any disruption of the business conducted by Seller or its Affiliates after the Closing. Any damage to the facilities from such removal shall be paid by Buyer. Should Buyer fail to timely remove the Buyer Removed Assets as required by this Section 7.16(a), Seller shall have the right, but not the obligation: (a) to remove the Buyer Removed Assets at Buyer’s sole cost and expense; (b) to store the Buyer Removed Assets and to charge Buyer all storage costs associated therewith; (c) to treat the Buyer Removed Assets as unclaimed and to proceed to dispose of the same under the Laws governing unclaimed property; or (d) to exercise any other right or remedy conferred by this Agreement or otherwise available by Law. In addition, within ninety (90) days of the Closing Date, Buyer, at its sole cost and expense and upon reasonable notice to Seller, shall remove the Affiliated Inventory from the applicable location.

(b)Within twelve (12) months of the Closing Date, Seller, at its sole cost and expense and upon reasonable notice to Buyer, shall remove the SMCxPro instruments and related SMCxPro raw materials, assets SMCxPro Software and manufacturing protocols located at the Seattle Real Property (collectively, the “Seller Removed Assets”) from the such facility. Buyer shall cooperate (or shall cause its Affiliates to cooperate) with such removal. Such removal shall be done in such manner as to avoid any damage to such facility and any disruption of the business conducted by Buyer or its Affiliates after the Closing. Any damage to the facilities from such removal shall be paid by Seller. Should Seller fail to timely remove the Seller Removed Assets as required by this Section 7.16(b), Buyer shall have the right, but not the obligation: (a) to remove the Seller Removed Assets at Seller’s sole cost and expense; (b) to store the Seller Removed Assets and to charge Seller all storage costs associated therewith; (c) to treat the Seller Removed Assets as unclaimed and to proceed to dispose of the same under the Laws governing unclaimed property; or (d) to exercise any other right or remedy conferred by this Agreement or otherwise available by Law.

7.17    Governance

To the extent permitted under applicable Laws including, without limitation, Competition Laws, as soon as reasonably practicable after the Agreement Date:
(a)Seller and Buyer shall each appoint a steering committee to have responsibility for overseeing any issues relating to the Carve-Out Activities and the transition of the Business to the Buyer (the “Seller Steering Committee” and the “Buyer Steering Committee”, respectively). The Steering Committees shall act as final escalation body for any topics that the Carve-out Management Officers, Transition Management Officers and/or MS Management Officers cannot solve between themselves. For that purpose, each Steering Committee shall co-ordinate regular or ad hoc meetings (which may be held by telephone), and shall, where appropriate, also have joint Steering Committee meetings. Either Party may replace any member of its Steering Committee at any time by providing the other Party with written notice thereof identifying the successor.

(b)Seller and Buyer shall each appoint a representative to have primary responsibility and oversight over the planning and coordination of the Carve-Out Activities (the “Seller Carve-Out Management Officer” and the “Buyer Carve-Out Management Officer”, respectively). The Carve-Out Management Officers shall (i) co-ordinate regular meetings (which may be conducted by telephone) as reasonably necessary for the effective planning and coordination of the Carve-Out Activities, and (ii) provide their respective Steering Committee with regular status updates relating to the Carve-Out Activities. Either Party may replace its Carve-Out Management Officer at any time by providing the other Party with written notice thereof identifying the successor.

(c)Seller and Buyer shall each appoint a representative to have primary responsibility and oversight over the planning and coordination of transitional services for the Business from and after Closing (the “Seller TS Management Officer” and the “Buyer TS Management Officer”, respectively). The TS Management Officers shall (i) co-ordinate regular meetings (which may be conducted by telephone) as reasonably necessary for the effective planning and coordination of transitional services for the Business after Closing, and (ii) provide their respective Steering Committee with regular status updates relating to the transitional services for the Business after Closing. Either Party may replace its TS Management Officer at any time by providing the other Party with written notice thereof identifying the successor.

(d)Seller and Buyer shall each appoint a representative to have primary responsibility and oversight over the planning and coordination of manufacturing and supply transitional services for the Business from and after Closing (the “Seller MS Management Officer” and the “Buyer MS Management Officer”, respectively). The MS Management Officers shall (i) co-ordinate regular meetings (which may be conducted by telephone) as reasonably necessary for the effective planning and coordination of manufacturing and supply transitional services for the Business after Closing, and (ii) provide their respective Steering Committee with regular status updates relating to the manufacturing and supply transitional services for the Business after Closing. Either Party may replace its MS Management Officer at any time by providing the other Party with written notice thereof identifying the successor.

Seller and Buyer may each, from time to time, appoint additional individuals to coordinate other issues relating to the Carve-Out Activities, the transition of the Business to the Buyer and/or the transitional services that may be provided to the Business after Closing.
7.18    Director and Officer Indemnification

(a)For six (6) years after the Closing Date, Buyer shall indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Amnis to the same extent such Persons are indemnified or have the right to advancement of expenses as of the Closing Date by Amnis pursuant to Amnis’ certificate of incorporation and bylaws (or similar organizational documents) in existence on the Closing Date with, or for the benefit of, any such directors, officers and employees for acts or omissions occurring on or prior to the Closing Date.

(b)In the event that all or substantially all of the assets or all of the shares of capital stock of Amnis is sold, whether in one transaction or a series of transactions, then Buyer will ensure that the successors and assigns of Amnis assume the obligations set forth in this Section 7.18.

Notwithstanding Section 12.9, the provisions of this Section 7.18 are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by Contract or otherwise.
8.    Taxes and Costs; Apportionments

8.1    Transfer Taxes

Buyer shall be responsible for the full and timely payment of all transfer, sales and use, value-added, ad-valorem and documentary Taxes, filing and recordation fees, customs duties and similar charges relating to the sale or transfer of the Purchased Assets hereunder, and for the filing of all Tax Returns related thereto, excluding any income, gross receipts, business and occupation, or similar Taxes imposed on Seller. Buyer shall indemnify, defend and hold harmless Seller from and against any and all Taxes and any Losses arising from or related to Buyer’s failure to: (a) pay any such Taxes, fees or charges, or (b) file any such Tax Return.

8.2    Transaction Costs

Except as otherwise provided in this Agreement, each Party shall be responsible for its own costs and expenses incurred in connection with the preparation, negotiation and delivery of this Agreement and the other Transaction Documents, including but not limited to attorneys’ and accountants’ fees and expenses, whether or not the Closing shall have occurred.
8.3    Apportionments

Except for transfer Taxes (which are addressed in Section 8.1), all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets (the “Straddle Period Taxes”) for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such taxable period ending on but not including the Closing Date (the “Pre-Closing Straddle Period”) and the number of days of such taxable period beginning on and including the Closing Date through the end of such taxable period (the “Post-Closing Straddle Period”). Seller shall be liable for Pre-Closing Straddle Period Taxes and Buyer shall be liable for Post-Closing Straddle Period Taxes.
8.4    Tax Elections

The Seller does not consent to, and no Party shall be permitted to make, an election, if permitted, under either Internal Revenue Code Section 336(e) or 338(h)(10) (or any corresponding election under state, local or foreign Law) in respect of the transactions contemplated hereby. Additionally, Buyer shall not make any other elections, filings, or other similar type items (including entity classification elections) that would cause a change in the Pre-Closing Tax Period treatment of any item by the Seller, unless any of the foregoing is required by Law or is in connection with a breach of a representation or warranty of Seller.
9.    Conditions to the Closing

9.1    Condition to Each Party’s Obligations

The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by both Buyer and Seller), at or prior to the Closing, of the following conditions:
(a)Any applicable waiting period (and any extension thereof) or Consent required under any of the Competition Laws or Laws with respect to foreign investment set forth in Schedule 9.1(a) shall have expired or been terminated or obtained, as applicable.

(b)No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Judgment that is in effect and would (i) make the Closing illegal or (ii) otherwise prohibit or enjoin consummation of the transactions contemplated by this Agreement.

9.2    Other Conditions to the Obligations of Buyer

The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Buyer) of each of the following conditions at or prior to the Closing:
(a)Each representation and warranty contained in Section 5 shall be true and correct as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except that any such representations and warranties that are specifically made as of a particular date shall be true and correct as of such date, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b)Seller shall have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it on or prior to the Closing Date.

(c)Seller shall have delivered to Buyer all of the items required by Section 4.3.

9.3    Other Conditions to the Obligations of Seller

The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller) of each of the following conditions at or prior to the Closing:

(a)Each representation and warranty contained in Section 6 shall be true and correct as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except that any such representations and warranties that are specifically made as of a particular date shall be true and correct as of such date, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

(b)Buyer shall have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it on or prior to the Closing Date.

(c)Buyer shall have delivered to Seller all of the items required by Section 4.4.

9.4    Frustration of Closing Conditions

No Party may rely on the failure of any condition set forth in this Section 9 to be satisfied if such failure was caused by such Party’s failure to use the efforts required pursuant to this Agreement to cause the Closing to occur, including as required by Section 7.5, Section 7.6, Section 7.7 and Section 7.8.
10.    Termination

10.1    Termination

At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned as follows (and the Party seeking to terminate this Agreement pursuant to this Section 10.1 (other than Section 10.1(a)) shall give written notice of such termination to the other Party setting forth a brief description of the basis on which it is terminating this Agreement):
(a)by the mutual written consent of Buyer and Seller;

(b)by either Buyer or Seller, if the Closing shall not have occurred on or before February 28, 2019 or such other date that Buyer and Seller may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to Buyer or Seller, as the case may be, if a material breach of this Agreement by such Party has resulted in the failure of the Closing to occur before the Termination Date;

(c)by either Buyer or Seller, if (i) there shall be any Law enacted, promulgated or issued by any Governmental Body that makes consummation of the Closing illegal or otherwise prohibited or (ii) any Governmental Body shall have issued a Judgment permanently enjoining the transactions contemplated by this Agreement, and such Judgment shall have become final and non-appealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 10.1(c) shall have fully complied with its obligations under Section 7.5 and Section 7.8 to contest and remove such Law or Judgment;

(d)by Buyer, (i) if (A) there shall have been a breach by Seller of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 9.1 or Section 9.2 to be satisfied, (B) Buyer is not then in breach of any provision of this Agreement and (C) such breach by Seller (1) shall not have been cured on or prior to the earlier of (x) the Termination Date and (y) thirty (30) Business Days after receipt by Seller of written notice of such breach from Buyer, and (2) in the case of the foregoing clause (1)(x), cannot be cured prior to the Termination Date or (ii) in the circumstances provided in Section 7.4(d)(iii); or

(e)by Seller, (i) if (A) there shall have been a breach by Buyer of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 9.1 or Section 9.3 to be satisfied, (B) Seller is not then in breach of any provision of this Agreement and (C) such breach by Buyer (1) shall not have been cured on or prior to the earlier of (x) the Termination Date and (y) thirty (30) Business Days after receipt by Buyer of written notice of such breach from Seller, and (2) in the case of the foregoing clause (1)(x), cannot be cured prior to the Termination Date or (ii) in the circumstances provided in Section 7.4(d)(iii).

10.2    Effect of Termination

In the event of the termination of this Agreement in accordance with this Section 10:

(a)this Agreement shall forthwith become null and void (except for this Section 10.2 (Effect of Termination), Section 12.1 (Public Announcements), Section 7.11 (Confidentiality) and Section 12 (Miscellaneous), each of which shall survive such termination and remain valid and binding obligations of the Parties in accordance with their terms); and

(b)there shall be no Liability of any kind on the part of Buyer or Seller or any of Buyer’s or Seller’s former, current or future Affiliates, Representatives, officers, directors, direct or indirect general or limited partners, equityholders, stockholders, controlling persons, managers or members; provided, however, that termination pursuant to this Section 10 shall not relieve either Party from such Liability (i) pursuant to the Sections specified in Section 10.2(a) that survive termination or (ii) for any willful (in the sense that such action was both intentional and known to be a violation of this Agreement) and material breach of this Agreement prior to such termination. For purposes of clarification, the Parties agree that if Buyer does not close the transactions contemplated hereby in circumstances in which the closing conditions set forth in Section 9.1 and Section 9.2 have been satisfied or waived, and unless Buyer had the right to terminate this Agreement pursuant to Section 10.1, then such election shall be deemed to be a willful breach of this Agreement and that Seller shall retain all rights and remedies against Buyer relating to a willful breach by Buyer, including specific performance of this Agreement pursuant to Section 11.7 and recovery of monetary damages. In determining Losses or damages recoverable upon termination by a Party for another Party’s breach, the Parties acknowledge and agree that such Losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs and shall include the benefit of the bargain lost by such Party taking into consideration relevant matters, including other opportunities and the time value of money, which shall be deemed to be damages payable to such Party.

11.    Survival and Indemnification

11.1    Survival

All representations and warranties of Seller and Buyer contained in this Agreement or in the other Transaction Documents shall survive the Closing for a period of twelve (12) months after the Closing Date; provided, however, that, notwithstanding any provision of this Agreement, the date or dates specified in the R&W Policy with respect to the time periods, including the time periods within which to make claims and/or regarding which any Buyer Indemnified Parties may obtain recoveries under such policy shall govern claims and/or recoveries under such policy. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms, including, without limitation, those contemplated by Sections 7.10, 7.11, 7.12, 7.13, 7.14, 7.16 and 7.17.
11.2    Indemnification by Seller

From and after the Closing Date, Seller shall indemnify and hold Buyer, its Affiliates and their respective equityholders, members, partners, successors and assigns (the “Buyer Indemnified Parties”) harmless from and against, and shall reimburse Buyer Indemnified Parties for, any and all Losses arising out of or in connection with:
(a)any inaccuracy in or breach of any representation or warranty made by Seller in this Agreement;
(b)any failure by Seller to perform or comply with any covenant or agreement in this Agreement;
(c)any Liabilities of Seller or its Affiliates not assumed by Buyer hereunder; and
(d)any amounts for which any Buyer Indemnified Person is entitled to indemnification under Section 7.4(c)(ii) or Section 7.4(d)(ii);

provided, in each case, that the relevant Buyer Indemnified Party has submitted to Seller a Claim Notice for indemnification in respect thereof in accordance with Section 11.5 prior to the expiration of the applicable survival period specified in Section 11.1, in which case any claim that is the subject of such Claim Notice shall survive until finally resolved or judicially determined.
11.3    Indemnification by Buyer

From and after the Closing Date, Buyer shall indemnify and hold Seller, its Affiliates and their respective equityholders, members, partners, successors and assigns (the “Seller Indemnified Parties”) harmless from and against, and shall reimburse Seller Indemnified Parties for, any and all Losses arising out of or in connection with:
(a)any inaccuracy in or breach of any representation or warranty made by Buyer in this Agreement;

(b)any failure by Buyer to perform or comply with any covenant or agreement in this Agreement, including the failure to timely satisfy and discharge the Assumed Liabilities; and

(c)the conduct of the Business, the ownership or operation of the Purchased Assets, the performance of the Assumed Contracts and the sale of products and services on and after the Closing Date, unless and then only to the extent attributable to a breach by Seller of the provisions of Sections 11.2(a) or (b) above;

provided, in each case, that the relevant Seller Indemnified Party has submitted to Buyer a Claim Notice for indemnification in respect thereof in accordance with Section 11.5 prior to the expiration of the applicable survival period specified in Section 11.1, in which case any claim that is the subject of such Claim Notice shall survive until finally resolved or judicially determined.
11.4    Limitations

(a)Seller shall not be required to indemnify, defend, hold harmless, pay or reimburse the Buyer Indemnified Parties under Section 11.2(a) and 11.2(b) unless and until the aggregate amount of all Losses in respect of indemnification under Section 11.2(a) and 11.2(b) exceeds Three Hundred Seventy Five Thousand Dollars ($375,000) (the “Seller Indemnification Threshold”), and once the Seller Indemnification Threshold has been exceeded, Seller shall only be required to indemnify, defend, hold harmless, pay and reimburse the Buyer Indemnified Parties for Losses in excess of the Seller Indemnification Threshold (subject to the limitations set forth in Section 11.4(b) and Section 11.4(c)).

(b)Seller shall not be required to indemnify, defend, hold harmless, pay or reimburse the Buyer Indemnified Parties under Section 11.2(a) and 11.2(b) unless and until the amount of Losses in respect of indemnification under Section 11.2(a) and 11.2(b) arising out of any particular inaccuracy in or breach of any representation or warranty of Seller or breach of any covenant of Seller in this Agreement exceeds Twenty Five Thousand Dollars ($25,000) (the “Seller Per Claim Threshold”), and once the Seller Per Claim Threshold has been exceeded, Seller shall only be required to indemnify, defend, hold harmless, pay and reimburse the Buyer Indemnified Parties for Losses with respect to such Claim in excess of the Seller Per Claim Threshold (subject to the limitations set forth in Section 11.4(a) and Section 11.4(c)) and such Losses below the Seller Per Claim Threshold shall not be counted toward the Seller Indemnification Threshold.

(c)Seller shall not be required to indemnify, defend, hold harmless, pay or reimburse the Buyer Indemnified Parties (i) under Section 11.2(a) from and after the aggregate amount of all Losses in respect of indemnification under Section 11.2(a) exceeds Seven Hundred Fifty Thousand Dollars ($750,000) of which the Buyer shall bear the first 50% and the Seller shall bear the following 50% (the “Retention Amount”) (for the avoidance of doubt, the maximum aggregate amount of payments required to be made by Seller pursuant to Section 11.2(a) shall not exceed Three Hundred Seventy Five Thousand Dollars ($375,000) and after which point Seller will have no obligation to indemnify any Buyer Indemnified Party under this Section 11.4(c)(i) or Section 11.2(a) from and against further such Losses (except in the case of fraud) and any further Losses will be exclusively addressed by the R&W Policy and subject to the terms and conditions contained therein), or (ii) under Section 11.2(b) from and after the aggregate amount of all Losses in respect of indemnification under Section 11.1(a) and Section 11.2(b) together exceeds the Purchase Price (and, for the avoidance of doubt, the maximum aggregate amount of payments required to be made by Seller pursuant to Section 11.2(a) and Section 11.2(b) together shall not exceed the Purchase Price).

(d)Notwithstanding anything in this Agreement to the contrary, except pursuant to Section 10.2(b) above or (in each case) to the extent such Losses are found by a court of competent jurisdiction to be owed to a non-Affiliated third party in connection with a Third Party Claim, in no event shall Buyer or Seller be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Party under this Section 11 or otherwise be liable in connection with this Agreement, the negotiation, execution or performance of this Agreement, or the transactions contemplated hereby, for any Losses that are punitive, incidental, consequential, special or indirect, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, diminution of value and any damages based on any type of multiple, in each case, in any way arising out of or relating to this Agreement or the transactions contemplated hereby (whether at law or in equity, and whether in contract or in tort or otherwise).

(e)The amount of any Losses that are subject to indemnification, compensation or reimbursement under this Section 11 shall be reduced by the amount of any insurance proceeds (other than under the R&W Policy) and any indemnity, contribution or other similar payment actually received by the Indemnified Party in respect of such Losses or any of the events, conditions, facts or circumstances resulting in or relating to such Losses (“Third Party Payments”). If an Indemnified Party receives any Third Party Payment with respect to any Losses for which it has previously been indemnified (directly or indirectly) by an Indemnifying Party, the Indemnified Party shall promptly (and in any event within three (3) Business Days after receiving such Payment) pay to the Indemnifying Party an amount equal to such Third Party Payment or, if it is a lesser amount, the amount of such previously indemnified Losses. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements (other than this Agreement) for any Losses to the same extent such Party would if such Losses were not subject to indemnification, compensation or reimbursement hereunder. Upon making any payment of a claim for indemnification to an Indemnified Party in respect of any Losses pursuant to this Section 11, the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Losses to which such payment relates. Such Indemnified Party and Indemnifying Party shall execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

(f)The amount of any Losses that are subject to indemnification, payment or reimbursement under this Section 11 shall be reduced by an amount equal to any Tax benefit realized by the Indemnified Party as a result of such Losses during the three (3) year period following Closing. An Indemnified Party will use its commercially reasonable efforts to obtain any Tax benefit within such three (3) year period following Closing. A Tax benefit is realized by an Indemnified Party with respect to any Losses for which it has previously been indemnified (directly or indirectly) by an Indemnifying Party upon filing by the Indemnified Party of a Tax Return claiming the applicable Losses, provided that if the applicable Losses are disallowed upon later audit by a Governmental Body, then the Indemnified Party shall have the right to claw-back from the Indemnifying Party the amount of any such previously paid but later disallowed Tax benefit. The Indemnified Party shall promptly (and in any event within ten (10) Business Days after such Tax benefit is realized) pay to the Indemnifying Party an amount equal to such Tax benefit or, if it is a lesser amount, the amount of such previously indemnified Losses; and the Indemnifying Party shall promptly (and in any event within ten (10) Business Days after written claim therefor is made by the Indemnified Party) pay to the Indemnified Party an amount equal to the disallowed Tax benefit.

(g)Each Indemnified Party shall (and shall cause its Affiliates to) use commercially reasonable efforts to pursue all legal rights and remedies available in order to mitigate and minimize any Losses subject to indemnification pursuant to this Section 11 promptly upon becoming aware of any event or circumstance that could reasonably be expected to constitute or give rise to such Losses.

(h)Notwithstanding anything in this Agreement to the contrary, in no event shall any Indemnifying Party be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Party for Losses under this Section 11 to the extent such Losses were paid by any party pursuant to Section 8.

11.5    Indemnification Claims

(a)All claims for indemnification pursuant to this Section 11 shall be made in accordance with the procedures set forth in this Section 11.5. A Person entitled to assert a claim for indemnification (a “Claim”) pursuant to this Section 11 (an “Indemnified Party”) shall give the Indemnifying Party written notice of any such Claim (a “Claim Notice”), which notice shall include a description in reasonable detail of (i) the basis for, and nature of, such Claim, including the facts constituting the basis for such Claim, and (ii) the estimated amount of the Losses that have been or may be sustained by the Indemnified Party in connection with such Claim. Any Claim Notice shall be given by the Indemnified Party to the Indemnifying Party, (A) in the case of a Claim in connection with any Legal Proceeding made or brought by any Person (other than a Buyer Indemnified Party or Seller Indemnified Party in connection with this Agreement) against such Indemnified Party (a “Third Party Claim”), promptly, but in any event not later than five (5) Business Days, following receipt of service of process of the commencement of such Legal Proceeding, and (B) in the case of a Claim other than a Third Party Claim (a “Direct Claim”), promptly, but in no event later than Buyer making a claim on the R&W policy; provided, however, that no failure to give such prompt written notice shall relieve the Indemnifying Party of any of its indemnification obligations hereunder except to the extent that the Indemnifying Party is prejudiced by such failure, by the waiver of available defenses against third parties or otherwise. The Indemnifying Party and Indemnified Party will cooperate in good faith to resolve any such Claim. For the purposes of this Agreement, “Indemnifying Party” means Buyer (in the case of a claim for indemnification by a Seller Indemnified Party) or Seller (in the case of a claim for indemnification by a Buyer Indemnified Party).

(b)With respect to any Third Party Claim, subject to the various rights of the carriers under the express terms of the R&W Policy, the Indemnifying Party, provided that the legal counsel it selects has no existing conflict of interest with the Indemnified Party, shall have the right, by giving written notice to the Indemnified Party within thirty (30) days after delivery of the Claim Notice with respect to such Third Party Claim, to assume control of the defense of such Third Party Claim at the Indemnifying Party’s expense with counsel of its choosing, and the Indemnified Party shall cooperate in good faith in such defense if the Third Party Claim does not exceed the Retention Amount. The assumption of control of the defense of a Third Party Claim by the Indemnifying Party shall not constitute an acknowledgment or admission by the Indemnifying Party that a Liability exists to the third party. The Indemnified Party or Indemnifying Party, as the case may be, that is not controlling such defense shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it. If the Indemnifying Party elects not to control the defense of such Third Party Claim (including by failing to promptly notify the Indemnified Party in writing of its election to control such defense in accordance with this Section 11.5(b)), the Indemnified Party may control the defense of such Third Party Claim with counsel of its choosing, and the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction in which the Indemnified Party reasonably determines counsel is required. Each of Buyer and Seller shall reasonably cooperate with each other in connection with the defense of any Third Party Claim, including by retaining and providing to the Party controlling such defense records and information that are reasonably relevant to such Third Party Claim and making available employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder. The Indemnified Party or

Indemnifying Party, as the case may be, that is controlling such defense shall keep the other Party reasonably advised of the status of such Legal Proceeding and the defense thereof.

(c)Notwithstanding anything in this Agreement to the contrary, (i) an Indemnifying Party shall not agree to any settlement of any Third Party Claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, and the carriers under the express terms of the R&W Policy, unless such settlement would (A) include a complete and unconditional release of each Indemnified Party from all Liabilities with respect thereto, (B) not impose any Liability (including any equitable remedies) on the Indemnified Party other than as a result of the limitations set forth in Section 11.4(a) and Section 11.4(b) and (C) not involve a finding or admission of any wrongdoing on the part of the Indemnified Party, and (ii) an Indemnified Party shall not agree to any settlement of a Third Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed, and the carriers under the express terms of the R&W Policy.

11.6    Indemnification Payments

Any amount payable by Buyer (in the case of a claim for indemnification by a Seller Indemnified Party) shall be payable by wire transfer of immediately available funds to an account or accounts designated by the Seller Indemnified Party within five (5) Business Days following the final determination of the claim for indemnification giving rise to such payment obligation. Any amount payable by Seller (in the case of a claim for indemnification by a Buyer Indemnified Party) shall be satisfied as follows: (a) first, out of the portion of the Retention Amount not previously distributed, if any, by wire transfer of immediately available funds to an account or accounts designated by the Buyer Indemnified Party within five (5) Business Days following the final determination of the claim for indemnification giving rise to such payment obligation, and (b) thereafter, pursuant to the R&W Policy and subject to the terms and conditions contained therein.
11.7    Specific Performance

The Parties acknowledge that it may be impossible to measure in money the damages that a Party would incur if any covenant or agreement contained in this Agreement were not performed in accordance with its terms and agree that each of the Parties shall be entitled to obtain an injunction to require specific performance of, and prevent any violation of the terms of, this Agreement, in addition to any other remedy available hereunder. In any such action specifically to enforce any provision of this Agreement, each Party hereby waives any claim or defense therein that an adequate remedy at law or in damages exists.
11.8    Tax Treatment of Indemnification Payments

All indemnification payments made under this Section 11 shall be deemed adjustments to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.
11.9    Exclusive Remedies

The indemnification and specific performance remedies set forth under this Section 11 shall constitute the sole and exclusive remedies of the Parties with respect to any matters arising under or relating to this Agreement. The foregoing sentence shall not modify any rights any Buyer Indemnified Party may have under the R&W Policy.
12.    Miscellaneous

12.1    Public Announcements

Other than an agreed press release to be made upon the Agreement Date, the contents of which the Parties may agree prior to the Agreement Date, each Party agrees not to make any public announcement in regard to the transactions contemplated by this Agreement and the other Transaction Documents without the other Party’s prior written consent, except as may be required by Law, in which case the Parties shall use commercially reasonable efforts to coordinate with each other with respect to the timing, form and content of such required disclosures.
12.2    Severability

If any court determines that any part or provision of this Agreement is invalid or unenforceable, then the remainder of this Agreement shall not be affected thereby and shall be given full force and effect and remain binding upon the Parties. Furthermore, the court shall have the power to replace the invalid or unenforceable part or provision with a provision that accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner. Such replacement shall apply only with respect to the particular jurisdiction in which the adjudication is made.
12.3    Modification and Waiver

This Agreement may not be amended or modified in any manner, except by an instrument in writing signed by each of the Parties. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. The failure of any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, or in any way affect the right of such Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be deemed to be a waiver of any other or subsequent breach. The course of conduct or course of dealing of the Parties shall not operate to be an amendment, modification or waiver of the provisions of this Section.
12.4    Interpretation

For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Sections, Schedules and Exhibits mean the Sections of, and Schedules and exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The Schedules and exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
12.5    Notices

All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), (c) one (1) Business Day after being sent to the recipient by facsimile (if a facsimile number is provided below) or electronically scanned transmission via electronic mail with a manual and not automated acknowledgment of receipt (which the recipient shall provide in good faith), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

if to Buyer:	Luminex Corporation 12212 Technology Blvd. Austin, TX 78727 USA Attention Nachum Shamir, Chief Executive Officer Email: hshamir@luminexcorp.com rrew@luminexcorp.com; and hcurrie@luminexcorp.com

with a copy to:	Smith Gambrell & Russell, LLP 1230 Peachtree Street, NE; Promenade Bldg. Suite 3100 Atlanta, GA USA Attention:Jonathan M. Minnen Email: jminnen@sgrlaw.com

if to Seller:	c/o Merck KGaA Frankfurter Str. 250 64293 Darmstadt Germany Facsimile: +49 6151 72 913360 Attention: Friederike Rotsch, Group General Counsel Email: friederike.rotsch@merckgroup.com

with a copy to:	Nixon Peabody LLP 100 Summer Street Boston, Massachusetts 02110 Facsimile: (866) 368-6632 Attention: David Martland Email: dmartland@nixonpeabody.com

Either Party may change the persons or addresses to which any notices or other communications to it should be addressed by notifying the other Party as provided above.
12.6    Assignment

Neither Seller nor Buyer may assign (whether by operation of Law, a change of control or otherwise) any of its rights or obligations hereunder without the prior written consent of the other Party. No assignment shall relieve the assigning party of any of its obligations hereunder. Notwithstanding the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.
12.7    Captions

The captions and headings used in this Agreement have been inserted for convenience of reference only and shall not be considered part of this Agreement or be used in the interpretation thereof.
12.8    Entire Agreement

This Agreement and the other Transaction Documents constitute the entire agreement and understanding between the parties hereto and thereto with respect to the subject matter contained herein and therein and supersedes all prior agreements, understandings, negotiations, representations and statements, whether oral, written, implied or expressed, relating to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the exhibits and Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.
12.9    No Third-Party Rights

Except as set forth in Section 7.17, nothing in this Agreement is intended, nor shall be construed, to confer upon any person or entity other than Buyer and Seller (and only to the extent expressly provided herein, their respective Affiliates) any right or remedy under or by reason of this Agreement.

12.10    Counterparts; Electronic Delivery

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile, electronic mail or other means of electronic transmission shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.
12.11    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial

(a)This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to its conflicts of laws provisions.

(b)ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK, IN EACH CASE LOCATED IN THE CITY OF NEW YORK BOROUGH OF MANHATTAN, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.11(C).

12.12    Certain Matters Regarding Representation of Seller and Amnis

(a)The internal general counsel’s office of Seller and its Affiliates, in concert with certain outside counsel, including Nixon Peabody LLP (such general counsel’s office and outside counsel, collectively, “Sellers’ Counsel”), has acted as counsel for Seller and its Affiliates, including Amnis (the “Clients”) for various matters prior to the Closing, including in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby (the “Pre-Closing Engagements”) and not as counsel for any other Person, including any Buyer Party or any of their respective Affiliates. Only the Clients shall be considered clients of Sellers’ Counsel in the Pre-Closing Engagements. Accordingly, notwithstanding that the Clients are or were clients in the Pre-Closing Engagements, upon and after the Closing, all communications between any of the Clients and Sellers’ Counsel in the course of the Pre-Closing Engagements shall be deemed to be attorney-client confidences that belong solely to Seller and not to Buyer or any of its Affiliates (including, after the Closing, Amnis), in each case so long as such communications would be subject to a privilege or protection if they were being requested in a Proceeding by an unrelated third party. Buyer and its Affiliates (including, after the Closing, Amis) shall not have access to any such communications, or to the files of Sellers’ Counsel relating to the Pre-Closing Engagements. Without limiting the generality of the foregoing, notwithstanding that Amnis is or was a client of Sellers’ Counsel in the Pre-Closing Engagements, upon and after the Closing (except with respect to any communications that would not be subject to a privilege or protection if they were being requested in a Proceeding by an unrelated third party), (i) Seller and its Affiliates shall be the sole holders of the attorney-client privilege with respect to the Pre-Closing Engagements, and none of Amnis, Buyer or any of their respective Affiliates shall be a holder thereof, (ii) to the extent that files of Sellers’ Counsel in respect of the Pre-Closing Engagements constitute property of the Clients (including Amnis), only Seller and its Affiliates (excluding, for the avoidance of doubt, Amnis) shall hold such property rights, and (iii) Sellers’ Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Amnis, Buyer or any of their respective Affiliates by reason of any attorney-client relationship between Sellers’ Counsel and Amnis or otherwise.

(b)Without limiting the generality of the foregoing, the Parties recognize that it would be impracticable to try to purge all Client-privileged communications from Amnis’ files and computer systems prior to the Closing, and so the Parties agree that no waiver is intended by leaving such documents where they are and Buyer and their respective Affiliates shall not be permitted to review any such documents, and Buyer agrees that it and its Affiliates shall not be permitted to use any such documents in a manner adverse to Seller in any indemnity or other dispute following the Closing.

Signature Page Follows
[SIGNATURE PAGE TO SHARE AND ASSET PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Parties have caused this Share and Asset Purchase Agreement to be duly executed by their respective Representatives hereunto authorized as of the day and year first above written.

SELLER:
EMD MILLIPORE CORPORATION By: /s/ Jean-Charles Wirth Name: Jean-Charles Wirth Title: EVP, Head of Applied Solutions

BUYER:
IRIS BIOTECH CORP. By: /s/ Nachum Shamir Name: Nachum Shamir Title: President and Chief Executive Officer